2026 Third Quarter
Shareholder Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.0 PREFACE

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

This MD&A comments on our operations, financial performance, and financial condition as at and for the three and nine months ended September 27, 2026. All amounts in this MD&A are in millions of U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan’s unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 27, 2026, and the related notes, and with Gildan’s audited annual consolidated financial statements and our MD&A for the year ended December 28, 2025 (2025 Annual MD&A).

In preparing this MD&A, we have taken into account all information available to us up to November 4, 2026, the date of this MD&A. The unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 27, 2026 and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on November 4, 2026.

The unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 27, 2026 have been prepared in accordance with generally accepted accounting principles ("GAAP"), more specifically, prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). All financial information contained in this MD&A is consistent with International Financial Reporting Standards (IFRS), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures and related ratios” in this MD&A.

Additional information about Gildan, including our 2025 Annual Information Form, is available on our website at www.gildancorp.com, on the SEDAR+ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

2.0 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, including statements related to Gildan's Sustainable Growth (GSG) strategy and Next Generation ESG strategy and ESG targets, the construction and development of the second textile facility within, and expected benefits relating to, the Bangladesh complex (Phase 2) (including expectations regarding timing of commencement of production at the facility), the anticipated benefits of the acquisition of HanesBrands Inc. (now HanesBrands LLC, "HanesBrands" or "Hanes") and integration process, the Company’s expectations regarding its leverage and liquidity positions, the Company’s expectation that its leverage may temporarily exceed its target framework, as well as its focus on maintaining an investment-grade credit rating, our deleveraging plan and expected reduction of our net debt to adjusted EBITDA leverage ratio, our planned capital expenditures, the Company’s future capital allocation and future return of capital to shareholders, including as it relates to dividends and share buybacks, the ongoing securities class action lawsuits against the Company in Canada and the United States, the voluntary requests received from the U.S. Securities and Exchange Commission, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Our business”, “Strategy”, “Operating results”, “Liquidity and capital resources”, “Financial risk management”, and “Risks and uncertainties” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of this MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies (including in respect of the acquisition of HanesBrands);
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers, including our largest distributor;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the prices of raw materials and energy related inputs (including as a result of the ongoing conflicts in the Middle East), from current levels, used to manufacture and transport our products;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials, and finished goods;
•the success of our marketing, promotional, and innovation programs;
•our level of indebtedness and potential consequences thereof on our business and operations;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, and other unforeseen adverse events;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, compliance with or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•the impact, including broader economic impacts, of the tariffs imposed by the U.S. Administration and of any retaliation measures adopted by other governments, or the imposition of further restrictions or prohibitions on the export or import of goods between countries;
•elimination of government subsidies and credits that we currently benefit from, and the non-realization of anticipated new subsidies and credits;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with environmental and health and safety regulations;
•the impacts of global climate change on our business;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•our reliance on key management and our ability to attract and/or retain key personnel;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•our ability to protect our intellectual property rights;
•our ability to protect the strength and reputation of our brands;
•operational problems with our information systems or those of our service providers as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•rapid developments in artificial intelligence;
•changes in accounting policies and estimates; and
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MANAGEMENT'S DISCUSSION AND ANALYSIS
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0 OUR BUSINESS

3.1 Overview

Gildan is a leading vertically integrated manufacturer of everyday basic apparel, including activewear, underwear, socks and intimates products. Our products are sold to wholesale distributors, screenprinters, and embellishers globally, and to retailers in North America and internationally, including mass merchants, department stores, national chains, specialty retailers, craft stores, and online retailers, as well as directly to consumers. We also manufacture products for global lifestyle brand (GLB) companies who market these products under their own brands through their own retail establishments, e-commerce platforms, and/or to third-party retailers.

Manufacturing and operating as a socially responsible producer is at the heart of what we do. The vast majority of our sales are derived from products we manufacture ourselves. Since the Company’s formation, we have made significant capital investments in developing and operating our own large-scale, vertically integrated manufacturing facilities, including yarn production, textile and sock manufacturing, as well as sewing operations, controlling all aspects of the production process from start to finish for the garments we produce.

We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities, the level of vertical integration of our supply chain and the capital investments that we have made over the years differentiate us from our competition who are not as vertically integrated and may rely more heavily on third-party suppliers. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes, efficiency levels, costs and product quality, as well as to provide reliable service with short production and delivery cycle times. In addition, running our own operations allows us to achieve adherence to high standards for environmental and social responsibility practices employed throughout our supply chain.

3.2 Our Operations

3.2.1 Brands, Products and Customers

The products we manufacture and sell are marketed under Company brands, including Gildan®, Hanes®, Comfort Colors®, American Apparel®, ALLPRO®, GOLDTOE®, Peds®, Bali®, Playtex®, Maidenform®, as well as Champion™, which is under an exclusive licensing agreement for the printwear channel in the U.S. and Canada, and Polo Ralph Lauren® also under a licensing agreement. Further, we manufacture for, and supply products to select leading global lifestyle brands, and to certain retail customers who market these products under their own exclusive brands.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
Our primary products include activewear tops and bottoms, underwear tops and bottoms, socks, and intimates. We sell our activewear products primarily in “blank” or undecorated form, without imprints or embellishment. The majority of the activewear products we sell are currently sold through the Wholesale channel, which includes wholesale distributors, screenprinters, embellishers and global lifestyle brand (GLB) customers. Wholesale distributors sell the blank garments to screenprinters/embellishers who decorate the products with designs and logos, and who in turn sell the embellished/imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. We also manufacture for and sell to select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel through their own retail establishments, e-commerce platforms, and/or through third-party retailers. In addition to some activewear products, our widely recognized brand portfolio of underwear and socks for men, ladies and kids, bras, panties and shapewear is primarily sold through the Retail channel, encompassing large retailers both in North America and internationally, or directly to consumers. These retailers include mass merchants, department stores, national chains, sports specialty stores, food and drug retailers, dollar stores, and price clubs, all of which sell to consumers through their brick and mortar outlets and/or their e-commerce platforms. Additionally, we sell to pure-play online retailers who sell to consumers.

The following table summarizes our current primary product offering under Company and licensed brands:

Primary products	Product-line details	Brands
Activewear	T-shirts, fleece tops and bottoms, sport shirts, polos, tank tops and scrubs
Gildan®, Hanes®, Gildan Performance®, Gildan Hammer®, Gildan Softstyle®, Gildan® Heavy Cotton™, Gildan® Ultra Cotton®, Gildan® Dryblend®, Gildan® HeavyBlend™, Comfort Colors®, American Apparel®, Champion™(1), ALLPRO®, ComfortWash®, BEEFY®

Socks	athletic, dress, casual and workwear socks, liner socks, and socks for therapeutic purposes(2)	Gildan®, Hanes®, Gildan® Ultra Cotton®, GoldToe®, GoldToe® Signature™, GoldToe EditionTM, Peds®, MediPeds®, Powersox®
Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Hanes®, Gildan Platinum®, Gildan Softstyle®, Gildan Performance® BareSoft™, Gildan Performance® EZBreeze™, Polo Ralph Lauren®(3)
Intimates	women's lingerie, bras and shapewear	Bali®, Playtex®, WonderBra®, Maidenform®
(1) Under an exclusive licensing agreement for the printwear channel in the U.S. and Canada.
(2) Applicable only to MediPeds®.
(3) Under an exclusive licensing agreement for the US, Canada, Mexico, and Japan.

3.2.2 Manufacturing

The vast majority of our products are manufactured in facilities that we own and operate. To a much lesser extent, we also use third-party contractors to supplement certain product requirements. Our vertically integrated operations span the garment production process from start to finish, encompassing capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in four main hubs, specifically in the United States, Central America, the Caribbean, and Asia. We also have manufacturing operations in South America. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Honduras in Central America.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
In order to support further sales growth, continue to drive an efficient and competitive cost structure, and enhance geographic diversification in our supply chain, we added substantial manufacturing capacity with a significant expansion in Bangladesh, which involved the development of a large multi-plant manufacturing complex expected to house two large textile facilities and related sewing operations. The construction of the first textile and sewing complex was completed and fully ramped-up as of the second quarter of 2025. The infrastructure is currently in place to support the addition of a second facility. The build out of a second facility in Bangladesh (Phase 2) remains key to ring spun and innerwear cost leadership and innovation; production at this facility is now expected to start in 2028 due to some procedural delays in the construction process.

The following table provides a summary of our primary manufacturing operations by geographic region:

	North America	Central America	South America	Caribbean	Asia[4]
Yarn-spinning facilities(1): conversion of cotton, polyester and other fibres into yarn	■ United States (6 facilities)
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric		■ Honduras (4 facilities)	■ Brazil	■ Dominican Republic (2 facilities)	■ Bangladesh (2 facilities)
Sewing facilities(2): conversion of fabric into garments		■ Honduras (2 facilities) ■ Nicaragua (5 facilities) ■ El Salvador (2 facilities)	■ Brazil ■ Argentina	■ Dominican Republic (4 facilities)	■ Bangladesh (3 facilities) ■ Vietnam (2 facilities) ■ Indonesia
Garment-dyeing(3): pigment dyeing or reactive dyeing process (Pigment Pure™)		■ Honduras
Sock manufacturing facilities: conversion of yarn into finished socks		■ El Salvador
(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in Asia for our Bangladesh operations, to satisfy the remainder of our yarn needs. The majority of cotton used by our Asian contractors is U.S. cotton.
(2) Although the majority of our sewing facilities are Company-operated, we also use the services of third-party sewing contractors, primarily in Central America and Haiti, to satisfy the remainder of our sewing requirements.
(3) Garment dyeing is a feature of our Comfort Colors® products only, a proprietary dyeing process under the name Pigment Pure™ which involves a different dyeing process than how we typically dye the majority of our products at our textile facilities.
(4) As of the closing of the acquisition of HanesBrands, the Company classified HanesBrands' Australian business and its associated manufacturing facility in Indonesia as assets held for sale and discontinued operations.

3.2.3 Sales, marketing and distribution

Our global sales and marketing office is located in Christ Church, Barbados, where we have established customer related functions, including sales management, marketing, customer service, credit management, sales forecasting, production planning, inventory control, and logistics, as well as finance, human resources and information technology functions. Following the HanesBrands acquisition, we also maintain a significant presence in the United States which houses various sales, marketing and corporate business functions. We have established extensive distribution operations primarily through internally managed and operated large distribution centers across the Americas and other geographical locations where we manufacture and sell our products, including in Bangladesh and Australia. To supplement some of our distribution needs, we also use third-party warehouses in North America and Europe.

3.2.4 Employees and corporate office

We currently employ approximately 65,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
3.3 Competitive environment

Competition in the basic apparel market is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. We compete on these factors by leveraging our competitive strengths, including our strategically located and vertically integrated manufacturing supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. We believe our manufacturing skill set, together with our large-scale, low-cost vertically integrated supply chain infrastructure which we have developed through significant investments over time, are key competitive strengths and differentiators from our competition.

We compete with large and smaller U.S. based and foreign manufacturers or suppliers of basic family apparel. Among the competing North American-based manufacturers is Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc., which competes through its own brand offerings and those of its subsidiary, Russell Corporation, depending on the channel. These companies manufacture in some of the same geographies as Gildan and generally compete within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks, underwear and intimates, our competitors also include Renfro Corporation, Jockey International, Inc., Kayser Roth Corporation, Victoria's Secret and SKIMS. In addition, we compete with smaller U.S. based companies selling to or operating as wholesale distributors of imprintables activewear products, as well as Central American, Mexican and Asian manufacturers that supply products in the imprintables channel. Although we also compete with some of our customers' own private brand offerings, we also supply products to certain customers that are seeking strategic suppliers with our manufacturing capabilities to support their private brand offerings.

3.4 Recent events

U.S. administration trade and other policy updates

The Company continues to monitor developments in U.S. trade policy, including tariffs, sanctions and other trade measures, and assess their potential impact on its business, supply chain and financial results.

During 2025, the United States implemented country-specific reciprocal tariffs and other duties under the International Emergency Economic Powers Act ("IEEPA"). In February 2026, following the U.S. Supreme Court's decision invalidating the IEEPA tariff measures, those tariffs ceased to apply and were followed by a temporary, broadly applicable 10% ad valorem tariff imposed under Section 122 of the Trade Act of 1974. The Section 122 tariff did not apply to goods qualifying for duty-free treatment under the Dominican Republic-Central America-United States Free Trade Agreement ("CAFTA-DR"). The temporary Section 122 measure reached the end of its statutory 150-day period during the third quarter of 2026. Separately, a significant portion of the Company's imports continues to qualify for preferential duty treatment.

During the second quarter of 2026, U.S. Customs and Border Protection ("CBP") implemented a phased administrative process through which importers may seek refunds of eligible duties previously paid under IEEPA. During the quarter, the Company submitted refund claims through the CBP process and received substantial refunds.

The Company continues to pursue additional refund opportunities through subsequent phases of the CBP process and believes it has valid claims for the recovery of additional duties previously paid under IEEPA. While the Company expects to recover a substantial portion of eligible IEEPA duties paid, the timing and ultimate amount of future refunds remain subject to completion of the CBP administrative process and the resolution of related legal proceedings. For additional information, please refer to Note 9f to the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 27, 2026.

During the first half of 2026, the Office of the United States Trade Representative ("USTR") initiated three industry-wide investigations under Section 301 of the Trade Act of 1974 examining (i) alleged forced labour practices in certain foreign jurisdictions, (ii) alleged market distortions resulting from overcapacity, and (iii) intellectual property protection and enforcement in Vietnam.

During the third quarter of 2026, USTR issued its final determination and implemented additional duties generally ranging from 10% to 12.5% on imports from approximately 60 countries in connection with the forced labor investigation. Among countries relevant to the Company's manufacturing and sourcing footprint, the additional tariffs generally range from 10% for Bangladesh, India and Indonesia to 12.5% for Vietnam. Qualifying textile and apparel articles originating in CAFTA-DR are exempt from the additional tariffs under the final action. Haiti was not included among the countries subject to these measures. The Company continues to assess the application of the final tariff measures and available exemptions to its manufacturing and sourcing operations.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
The Section 301 action also reflects a broader international trend toward increased enforcement of forced labor requirements. During 2026, Canada acknowledged the need to strengthen enforcement of its existing prohibition on imports produced with forced labor and introduced legislative measures intended to enhance supply chain traceability and enforcement capabilities. Similarly, the European Union is preparing for the application of its Forced Labour Regulation in December 2027, which will prohibit products made with forced labor from being placed on, made available on, or exported from the European Union market. These developments expand the potential consequences of forced labor risks beyond the admissibility of individual shipments to include additional tariffs and broader market-access restrictions. The Company continues to strengthen its supply chain traceability and due diligence capabilities in response to these developments.

The overcapacity and Vietnam intellectual property investigations also remain ongoing and could result in additional trade measures affecting textile and apparel imports. Accordingly, the Company cannot reasonably estimate the timing, scope or potential impact of any additional duties or other trade actions that may ultimately be adopted. The Company has and will continue to monitor these developments closely and actively evaluate mitigation strategies with a view to adapting its business and operations as necessary.

In September 2026, the United States enacted the Lindsey O. Graham Sanctioning Russia and Iran Act of 2026, providing for additional sanctions and tariffs targeting certain countries purchasing Russian-origin energy products or facilitating the evasion of sanctions applicable to Russian energy. The legislation creates potential exposure to additional tariffs on imports from certain countries within the Company's sourcing footprint, including India, depending on the implementation of the legislation and applicable country determinations. The Company continues to monitor these developments and cannot currently estimate the potential impact of any additional tariffs that may be imposed.

The Company believes that its vertically integrated manufacturing platform, diversified sourcing strategy, extensive use of U.S. cotton and yarn, and the preferential treatment available under CAFTA-DR and other applicable trade programs position it well to respond to evolving trade measures and forced labor requirements. In particular, the Company's vertically integrated manufacturing platform, use of U.S. cotton and yarn, access to preferential trade programs provide flexibility to adapt to changing tariff and market-access requirements. However, given the dynamic nature of the international trade environment, there can be no assurance that mitigation strategies will fully offset the impact of current or future tariff actions, market-access restrictions, or other changes in U.S. trade policy. See our risk factor disclosure regarding international trade agreements and international trade regulations in section 15.0 of our 2025 annual MD&A, “Risks and Uncertainties,” as well as section 2.0 of this MD&A, “Caution Regarding Forward-Looking Statements.”

In addition, the Company continues to monitor the situation in the Middle East region and its related impact on global energy markets and international shipping. See our risk factor disclosure in section 14.0 of this MD&A, “Risks and Uncertainties.”

Completion of HanesBrands Australia Divestiture

On October 26, the Company completed the previously announced sale of its HanesBrands Australia business ("HAA") to BBFIT Investments Pte Ltd for an enterprise value of approximately $700 million Australian dollars (approximately $490 million), paid in cash at closing. Gildan has used the net proceeds from the transaction to repay outstanding debt.

4.0 STRATEGY

In 2022, Gildan launched its “Gildan Sustainable Growth” (GSG) strategy, which has since driven top and bottom-line growth, supported by three pillars: capacity expansion, innovation, and ESG. Over the past few years, we strengthened our vertically integrated model through initiatives such as acquiring and modernizing Frontier Yarns and completing the first phase of a major textile and sewing complex in Bangladesh. We advanced innovation by introducing proprietary cotton technology, new product lines like Light Cotton™ and Softstyle™ Midweight Fleece, and Plasma Print Technology to enhance print quality and efficiency. Gildan is also actively investing in digital tools, predictive analytics, and artificial intelligence to accelerate decision-making across the organization, streamline processes, and optimize supply chain planning.

Gildan’s acquisition of HanesBrands creates a global leader in basic apparel, expanding the Company’s scale and diversifying its portfolio with HanesBrands’ iconic innerwear brands, while leveraging Gildan’s low-cost, vertically integrated manufacturing model. Furthermore, the acquisition enhances market reach across retail and wholesale while strengthening our innovation capabilities.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
In 2026, Gildan embarked on its fifth year of implementing its Next Generation ESG strategy, which encompasses a broad range of initiatives. These include reducing carbon footprint and water intensity, fostering a circular economy, supporting regional economic development, ensuring respect for human rights, and maintaining safety standards throughout the supply chain. This strategy includes targets focused on five different pillars: Climate Energy and Water; Circularity; Human Capital Management; Long Term Value Creation; and Transparency and Disclosure. For more detailed information regarding the process of these initiatives, please refer to Gildan's 2025 Sustainability Report. Information in our 2025 Sustainability Report does not form part of and is not incorporated by reference in this MD&A.

5.0 OPERATING RESULTS

5.1 Non-GAAP financial measures

We use non-GAAP financial measures and ratios to assess our operating and financial performance, financial condition and leverage, and liquidity. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. In this MD&A we use the following non-GAAP financial measures (on a continuing operations basis): adjusted net earnings, adjusted earnings before income taxes, adjusted income tax expense, adjusted gross profit, adjusted SG&A expenses, adjusted operating income, and adjusted EBITDA. We also use the following non-GAAP ratios (on a continuing operations basis): adjusted diluted EPS, adjusted effective income tax rate, adjusted gross margin, adjusted SG&A expenses as a percentage of net sales, and adjusted operating margin. These financial metrics are used to measure our performance and financial condition from one period to the next, excluding the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating and financial performance, and because we believe such measures provide meaningful information on the Company’s operating and financial performance and financial condition. Excluding these items does not imply they are non-recurring. Free cash flow is a non-GAAP financial measure that is presented including both continuing and discontinued operations, as this best represents the measure of the Company's ability to pay off incurred debt to manage its capital structure. We also use non-GAAP financial measures which include both total debt and net debt (including assets and liabilities held for sale), net debt leverage ratio (including assets and liabilities held for sale and both continuing and discontinued operations), as well as working capital excluding assets and liabilities held for sale.

The non-GAAP financial measures and ratios used by the Company are presented on a continuing operations basis (unless otherwise noted) and therefore exclude the results from discontinued operations. Discontinued operations includes the results from Champion Japan and HanesBrands Australia ("HAA") operations which were classified as held for sale and reported as discontinued operations since December 1, 2025, the closing date of the Hanes acquisition. The change has no impact on the comparative periods and financial measures previously reported by the Company since the acquisition of HanesBrands was completed in the fourth quarter of 2025 and results from the HanesBrands operations were therefore not included in the Company's results in respect of prior interim periods. On October 26, 2026, the Company announced the completion of the sale of HAA.

We refer the reader to section 15.0 entitled “Definition and reconciliation of non-GAAP financial measures and related ratios” in this MD&A for the definition and complete reconciliation of all non-GAAP financial measures used and presented by the Company to the most directly comparable IFRS measures.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
5.2 Summary of quarterly results - GAAP basis

The table below sets forth certain summarized unaudited quarterly financial data for net sales, net earnings, net earnings per share (basic and diluted) and weighted average number of shares (basic and diluted), for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared in accordance with IAS 34, Interim Financial Reporting. The financial results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (in $ millions, except share and per share amounts or otherwise indicated)	Q3 2026	Q2 2026	Q1 2026	Q4 2025(2)	Q3 2025	Q2 2025	Q1 2025	Q4 2024

Net sales	1,466.6	1,582.5	1,165.9	1,078.5	910.6	918.5	711.7	821.5
Net earnings (loss) from continuing operations	253.1	90.4	(55.1)	51.2	120.2	137.9	84.7	132.3
Net earnings (loss) from discontinued operations	6.2	(140.4)	(10.7)	4.9	—	—	—	—
Total net earnings (loss)	259.4	(50.0)	(65.8)	56.1	120.2	137.9	84.7	132.3
Basic earnings (loss) per share:
Continuing operations	1.37	0.49	(0.30)	0.32	0.81	0.91	0.56	0.86
Discontinued operations	0.03	(0.76)	(0.06)	0.04	—	—	—	—
Total(1)	1.40	(0.27)	(0.36)	0.35	0.81	0.91	0.56	0.86
Diluted earnings (loss) per share:
Continuing operations	1.37	0.49	(0.30)	0.32	0.80	0.91	0.56	0.86
Discontinued operations	0.03	(0.76)	(0.06)	0.04	—	—	—	—
Total(1)	1.40	(0.27)	(0.36)	0.35	0.80	0.91	0.56	0.86
Weighted average number of shares outstanding (in ‘000s):
Basic	185,190	185,176	185,158	160,155	149,230	150,762	151,875	153,975
Diluted	185,223	185,209	185,158	160,204	149,283	150,815	151,990	154,369
(1) Quarterly EPS may not add to year-to-date EPS due to rounding.
(2) Includes the results of Hanes since December 1, 2025.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

5.2.1 Seasonality and other factors affecting the variability of results and financial condition

Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decisions to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal demand peak periods, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Historically, demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of socks and underwear are typically higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends also result in fluctuations in our inventory levels throughout the year.
QUARTERLY REPORT - Q3 2026 P.10

MANAGEMENT'S DISCUSSION AND ANALYSIS
Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibers are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand and global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.

Business acquisitions may affect the comparability of results. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period, as well as other significant costs relating thereto such as financing costs. Subsection 5.4.4 entitled “Restructuring and acquisition-related costs” in this MD&A contains a discussion of costs related to the Company’s restructuring actions and business acquisitions.

The issuance of additional shares as consideration for the Hanes acquisition resulted in a significant increase in the total number of shares outstanding which contributed to lower net earnings (loss) per share (EPS). This increase in shares outstanding was partially offset by share repurchases made until August 8, 2025, which reduced the number of shares outstanding, and contributed to higher net earnings (loss) per share (EPS) than would have otherwise been the case.

The effect of asset write-downs, including allowances for expected credit losses, provisions for discontinued inventories, and impairments of long-lived assets can also affect the variability of our results. Our results of operations over the past eight quarters have been impacted by a number of items affecting the comparability of results, as described below. SG&A expenses were impacted by costs relating to proxy contest and leadership changes and related matters (Q4 2024: $0.4 million, Q1 2025: $0.9 million, Q2 2025: $1.1 million, Q3 2025: $0.2 million, Q4 2025: $0.6 million, Q1 2026: $0.8 million, Q2 2026: $0.8 million and Q3 2026: $1.3 million), as explained in sections 5.4.3 and 15.0 of this MD&A. These costs were partially offset by the favourable impact of the Barbados jobs credit (Q4 2024: $17.8 million, Q1 2025: $8.1 million, Q2 2025: $11.6 million, Q3 2025: $12.2 million, Q4 2025: $13.9 million, Q1 2026: $11.4 million, Q2 2026: $9.5 million, and Q3 2026: $5.0 million), and by the favourable impact from the Economic Diversification and Growth Fund Bill (“EDGF”) subsidy approved during the second quarter of fiscal 2026 for which the Company had submitted an application as part of its integration plan related to the Hanes acquisition (Q2 2026: $37.5 million and Q3 2026: $6.3 million). Results in Q3 2026 and Q2 2026 benefited from $176.9 million and $24.6 million, respectively, of IEEPA tariff refunds recorded in gross profit (as well as $8.4 million and $1.0 million, respectively, of associated interest income recorded in financial expenses, net), as discussed in sections 5.4.2 and 3.4 of this MD&A. Our results have also been impacted by a number of items directly related to the acquisition of Hanes, including: i) inventory fair value step-up cost recorded in cost of sales (Q4 2025: $35.4 million, Q1 2026: $106.3 million, Q2 2026: $85.6 million and Q3 2026: $9.6 million), ii) bridge facility commitment fees of $9.3 million in Q3 2025, incurred in connection with financing arrangements related to the acquisition, iii) net interest expense of $2.9 million in Q4 2025 on bond issuance prior to the closing of the acquisition, iv) gain on debt redemption, net of debt breakage fee of $3.5 million in Q4 2025, v) post-consideration settlement for vested shares related to the Hanes acquisition of $19.8 million in Q4 2025 included in restructuring and acquisition-related costs, vi) acquisition-related transaction and integration costs (Q4 2025: $59.5 million, Q1 2026: $16.1 million, Q2 2026: $10.5 million and Q3 2026: $14.3 million), vii) transaction costs related to the HAA sale process (Q1 2026: $2.2 million, Q2 2026: $0.8 million and Q3 2026: $3.5 million), viii) severance and other charges related to the integration of Hanes (Q4 2025: $27.5 million, Q1 2026: $27.1 million, Q2 2026: $11.9 million and Q3 2026: $2.6 million), and ix) write-off of equipment and lease impairments related to facility closures associated with the integration of Hanes (Q1 2026: $14.5 million, Q2 2026: $65.3 million and Q3 2026: $11.3 million).

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses or income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in the “Financial risk management” section of this MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

QUARTERLY REPORT - Q3 2026 P.11

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.3 Selected financial information

(in $ millions, except per share amounts or otherwise indicated)	Three months ended				Nine months ended
	Sep 27, 2026	Sep 28, 2025	Variation		Sep 27, 2026	Sep 28, 2025	Variation
			$	%			$	%

Net sales	1,466.6	910.6	556.0	61.1%	4,215.1	2,540.7	1,674.4	65.9%
Gross profit	625.0	306.6	318.4	n.m.	1,363.1	817.9	545.2	66.7%
Adjusted gross profit(1)	634.6	306.6	328.0	n.m.	1,564.7	817.9	746.8	91.3%
SG&A expenses	239.7	95.3	144.4	n.m.	652.2	264.3	387.9	n.m.
Adjusted SG&A expenses(1)	238.4	95.0	143.4	n.m.	649.3	262.1	387.2	n.m.
Restructuring and acquisition-related costs	31.6	19.2	12.4	64.6%	182.6	32.3	150.3	n.m.
Operating income	353.7	192.1	161.6	84.1%	528.3	521.2	7.1	1.4%
Adjusted operating income(1)	396.2	211.6	184.7	87.3%	915.4	555.8	359.7	64.7%
Financial expenses	61.1	43.7	17.4	39.8%	197.2	105.6	91.6	86.7%
Income tax expenses	39.4	28.2	11.2	39.7%	42.7	72.9	(30.2)	(41.4)%
Adjusted income tax expense(1)	49.9	28.4	21.5	75.7%	115.0	75.0	40.0	53.3%
Net earnings (loss)
Continuing operations	253.1	120.2	132.9	n.m.	288.5	342.8	(54.3)	(15.8)%
Discontinued operations (net of tax)	6.2	—	6.2	n.m.	(144.8)	—	(144.8)	n.m.
Total net earnings (loss)	259.4	120.2	139.2	n.m.	143.6	342.8	(199.2)	n.m.
Adjusted net earnings from continuing operations(1)	285.1	148.8	136.3	91.7%	603.3	384.5	218.8	56.9%
Basic earnings (loss) per share
Continuing operations	1.37	0.81	0.56	69.1%	1.56	2.28	(0.72)	(31.6)%
Discontinued operations	0.03	—	0.03	n.m.	(0.78)	—	(0.78)	n.m.
Total	1.40	0.81	0.59	n.m.	0.78	2.28	(1.50)	n.m.
Diluted earnings (loss) per share
Continuing operations	1.37	0.80	0.57	71.3%	1.56	2.27	(0.71)	(31.3)%
Discontinued operations	0.03	—	0.03	n.m.	(0.78)	—	(0.78)	n.m.
Total	1.40	0.80	0.60	n.m.	0.78	2.27	(1.49)	n.m.
Adjusted diluted EPS from continuing operations(1)	1.54	1.00	0.54	54.0%	3.26	2.55	0.71	27.8%
Gross margin(2)	42.6%	33.7%	n/a	8.9 pp	32.3%	32.2%	n/a	0.1 pp
Adjusted gross margin(1)	43.3%	33.7%	n/a	9.6 pp	37.1%	32.2%	n/a	4.9 pp
SG&A expenses as a percentage of net sales(3)	16.3%	10.5%	n/a	5.8 pp	15.5%	10.4%	n/a	5.1 pp
Adjusted SG&A expenses as a percentage of net sales(1)	16.3%	10.4%	n/a	5.9 pp	15.4%	10.3%	n/a	5.1 pp
Operating margin(4)	24.1%	21.1%	n/a	3.0 pp	12.5%	20.5%	n/a	(8.0) pp
Adjusted operating margin(1)	27.0%	23.2%	n/a	3.8 pp	21.7%	21.9%	n/a	(0.2) pp
n.m. = not meaningful
n/a = not applicable
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A as a percentage of sales is defined as SG&A divided by net sales.
(4) Operating margin is defined as operating income (loss) divided by net sales.
Certain minor rounding variances exist between the consolidated financial statements and this summary.
QUARTERLY REPORT - Q3 2026 P.12

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Sep 27, 2026	Dec 28, 2025	Variation
			$	%
Total assets	9,853.8	10,465.2	(611.5)	(5.8)%
Total non-current financial liabilities	3,590.2	3,863.7	(273.5)	(7.1)%
Long-term debt (including current portion)	3,980.8	4,313.7	(332.9)	(7.7)%
Net debt(1)	4,135.4	4,417.1	(281.7)	(6.4)%
Quarterly cash dividend declared per common share	0.249	0.226	0.023	10.2%
Net debt leverage ratio(1)	2.7	3.0	n/a	n/a
n.m. = not meaningful
n/a = not applicable
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.

5.4 Operating review

5.4.1 Net sales

As a result of the HanesBrands acquisition, the Company has implemented a realignment of its internal sales teams to more closely align with its go-to-market strategy. As a result, effective the first quarter of fiscal 2026, the Company has transitioned from disclosing net sales for Activewear and Innerwear to providing the same information on a Retail and Wholesale basis. Wholesale comprises sales to distributors, screenprinters, embellishers and global lifestyle brand (GLB) customers. Retail comprises sales to mass merchants, department stores, national chains, specialty retailers, online retailers and directly to consumers.

Net sales from continuing operations by channel were as follows:

	Three months ended				Nine months ended
(in $ millions, or otherwise indicated)	Sep 27, 2026	Sep 28, 2025	Variation		Sep 27, 2026	Sep 28, 2025	Variation
			$	%			$	%

Wholesale	734.8	788.5	(53.7)	(6.8)%	2,056.2	2,196.3	(140.1)	(6.4)%
Retail	731.9	122.1	609.8	n.m.	2,158.9	344.4	1,814.4	n.m.
Total net sales	1,466.7	910.6	556.1	61.1%	4,215.1	2,540.7	1,674.3	65.9%
The Company recast comparative figures to conform to the current period's presentation.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Net sales from continuing operations were derived from customers located in the following geographic areas:

	Three months ended				Nine months ended
(in $ millions, or otherwise indicated)	Sep 27, 2026	Sep 28, 2025	Variation		Sep 27, 2026	Sep 28, 2025	Variation
			$	%			$	%

United States	1,329.3	819.5	509.8	62.2%	3,837.0	2,277.6	1,559.4	68.5%
Canada	36.7	30.8	5.9	19.2%	104.5	90.8	13.7	15.1%
International	100.7	60.3	40.4	67.0%	273.6	172.3	101.3	58.8%
Total net sales	1,466.7	910.6	556.1	61.1%	4,215.1	2,540.7	1,674.4	65.9%
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2026 P.13

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended September 27, 2026, net sales from continuing operations were $1.47 billion, up 61.1% over the prior year and compared to our guidance of approximately $1.65 billion for the third quarter. The year over year increase reflects the HanesBrands acquisition partially offset by lower volumes reflecting the difficult macroeconomic conditions since the Company reported its second quarter results and lower net selling prices. The shortfall versus our expectations was primarily due to approximately $100 million of greater-than-anticipated demand softness with the demand recovery assumed in the Company’s previous outlook not materializing as expected, and unfavourable mix, primarily in Wholesale, as well as approximately $60 million impact from product availability and service constraints, associated with evolving demand and order patterns, primarily in Retail. The balance of the shortfall pertains to lower net selling prices.

Wholesale sales were $735 million compared to $789 million, down 6.8% versus the prior year. On a reported basis, the decline in Wholesale sales is mainly due to softer demand trends amid the difficult macroeconomic environment, the positive impact on sales in the prior year in anticipation of announced price increases and lower year over year net selling prices. Amid market softness, our share gains were lower than anticipated. Comfort Colors®, American Apparel® and Champion™ continued to perform well with our customers.

Retail sales were $732 million versus $122 million in the prior year, primarily reflecting the acquisition of HanesBrands including the wrap-around effect of pricing initiatives implemented after the third quarter of 2025.

Net sales from continuing operations for the first nine months ended September 27, 2026, were $4.22 billion, up 65.9% versus the same period last year, primarily reflecting the HanesBrands acquisition, partly offset by the positive impact on sales in the first nine months of 2025 ahead of tariffs and expected pricing actions at the time, as well as demand softness in the third quarter.

Wholesale sales were $2.06 billion, down $140 million or 6.4%, due to lower volumes resulting from our proactive inventory reduction during the first half of the year as we integrate HanesBrands, and softer demand trends amid the difficult macroeconomic environment as well as the positive impact on sales in the first nine months of 2025 in anticipation of announced price increases.

Retail sales were $2.16 billion, up $1.81 billion versus the same period last year, primarily reflecting the HanesBrands acquisition and pricing initiatives, partly offset by broader market softness, product availability and service constraints, and lower seasonal inventory builds at certain large retail customers, reflecting their tempered optimism in the current environment. Albeit to a lesser extent, Retail sales were also affected by the lower sell-in due to our proactive inventory reduction in the first half of the year.

QUARTERLY REPORT - Q3 2026 P.14

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4.2 Gross profit/margin and adjusted gross profit/margin

	Three months ended			Nine months ended
(in $ millions, or otherwise indicated)	Sep 27, 2026	Sep 28, 2025	Variation	Sep 27, 2026	Sep 28, 2025	Variation

Gross profit	625.0	306.6	318.4	1,363.1	817.9	545.2
Adjustments for:
Inventory fair value step-up cost recorded as part of the Hanes business acquisition(1)	9.6	—	9.6	201.6	—	201.6
Adjusted gross profit(2)	634.6	306.6	328.0	1,564.7	817.9	746.8
Gross margin	42.6%	33.7%	n/a	32.3%	32.2%	n/a
Adjusted gross margin(2)	43.3%	33.7%	n/a	37.1%	32.2%	n/a
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The increase in gross profit for the three and nine months ended September 27, 2026 was driven by the acquisition of HanesBrands.

Gross margin for the three months ended September 27, 2026 was 42.6% of net sales, versus 33.7% of net sales in the same period last year. Adjusting for an inventory fair value step-up cost of $10 million recorded as part of the HanesBrands acquisition, adjusted gross profit was $635 million, or 43.3% of net sales, compared to 33.7% in the prior year. The year over year improvement mainly reflects a benefit of approximately $177 million in International Emergency Economic Powers Act (IEEPA) tariff refunds, and lower manufacturing and raw material costs. These factors were partly offset by an unfavourable mix as well as the flow through of tariff costs in inventory.

Gross margin for the nine months ended September 27, 2026 was 32.3% of net sales, versus 32.2% of net sales in the same period last year. Adjusting for an inventory fair value step-up cost of $202 million recorded as part of the HanesBrands acquisition, adjusted gross profit was $1,565 million, or 37.1% of net sales compared to 32.2% in the prior year. The 490-basis point improvement mainly reflects the benefit of approximately $202 million in International Emergency Economic Powers Act (IEEPA) tariff refunds, a favourable contribution from HanesBrands and lower raw material and manufacturing costs. These factors were partially offset by the impact of product mix as well as the flow through of tariff costs in inventory.

QUARTERLY REPORT - Q3 2026 P.15

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4.3 Selling, general and administrative expenses (SG&A)

	Three months ended			Nine months ended
(in $ millions, or otherwise indicated)	Sep 27, 2026	Sep 28, 2025	Variation	Sep 27, 2026	Sep 28, 2025	Variation

SG&A expenses	239.7	95.3	144.4	652.2	264.3	387.9
Adjustments for:
Costs relating to proxy contest and leadership changes and related matters(1)	(1.3)	(0.2)	(1.1)	(2.9)	(2.2)	(0.7)
Adjusted SG&A expenses(2)	238.4	95.1	143.3	649.3	262.1	387.2
SG&A expenses as a percentage of net sales	16.3%	10.5%	n/a	15.5%	10.4%	n/a
Adjusted SG&A expenses as a percentage of net sales(2)	16.3%	10.4%	n/a	15.4%	10.3%	n/a
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

For the three months ended September 27, 2026, SG&A expenses were $240 million compared to $95 million in the prior year. Adjusted SG&A expenses were $238 million or 16.3% of net sales compared to $95 million or 10.4% of net sales for the same period last year. The increase in adjusted SG&A in the quarter primarily reflects the acquisition of HanesBrands, including the impact of higher amortization of intangible assets and depreciation of property, plant and equipment resulting from the fair value purchase accounting impacts of the acquisition. In addition, the higher SG&A includes expenditures related to strategic reinvestments utilizing a portion of IEEPA refunds. This was partially offset by synergies realized from the HanesBrands integration process in addition to lower variable compensation.

For the nine months ended September 27, 2026, SG&A expenses were $652 million, $388 million above prior year levels. Adjusted SG&A expenses were $649 million, or 15.4% of net sales, compared to $262 million or 10.3% of net sales last year, mainly reflecting the HanesBrands acquisition (including the impact of higher amortization of intangible assets and depreciation of property, plant and equipment resulting from the fair value purchase accounting impacts of the acquisition), higher general, administrative and distribution costs. This was partly offset by synergies realized as part of the HanesBrands integration process, the subsidy recorded as part of the HanesBrands integration plan under the Barbados Economic Diversification and Growth Fund (EDGF), and to a lesser extent lower variable compensation.

In fiscal year 2025, the Government of Barbados enacted the Economic Diversification and Growth Fund Bill (the "EDGF"), a program designed to stimulate employment and economic growth in Barbados. Earlier this year, the Company submitted an application to the EDGF as part of its integration plan of HanesBrands and during Q2 2026 the Company received confirmation that its application was accepted as submitted. During the three and nine months ended September 27, 2026, the Company recognized $6.2 million and $43.7 million, respectively, for the EDGF, as a reduction of SG&A expenses in the interim consolidated statements of earnings and comprehensive income, of which $25 million relates to conditions met in fiscal 2025 and $18.7 million relates to fiscal 2026. Refer to note 9e of the unaudited condensed interim consolidated financial statements for additional information.

QUARTERLY REPORT - Q3 2026 P.16

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4.4 Restructuring and acquisition-related costs

	Three months ended			Nine months ended
(in $ millions)	Sep 27, 2026	Sep 28, 2025	Variation	Sep 27, 2026	Sep 28, 2025	Variation

Employee termination and benefit costs	2.6	—	2.6	41.6	3.6	38.1
Exit, relocation and other costs	4.6	1.0	3.7	8.1	7.6	0.5
Net loss (gain) on disposal, and write-downs of property, plant and equipment (PP&E), right-of-use assets and computer software related to exit activities	11.1	0.1	11.0	92.1	2.3	89.8
Acquisition-related transaction and integration costs	13.2	18.2	(5.0)	40.7	18.9	21.8
Restructuring and acquisition-related costs	31.5	19.3	12.4	182.5	32.4	150.3
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Restructuring and acquisition-related costs for the nine months ended September 27, 2026 primarily reflect expenses associated with the integration of Hanes. These costs include $41.6 million for severance and other related charges (mainly for the closures of manufacturing facilities, including a hosiery manufacturing facility, two textile manufacturing facilities, and sewing facilities), $69.3 million for the write-off of equipment related to these facility closures, and $21.9 million comprising exit costs from terminating leases and an impairment charge on a distribution centre located in the U.S. The period also includes $6.5 million in transaction costs related to the HAA (which is classified as a discontinued operation) sale process. In addition, $30.2 million was incurred for other Hanes integration-related expenses (including consulting and IT costs), $3.2 million in additional transaction costs, and $7.4 million in other exit and relocation costs mainly associated with the above mentioned facility closures (including for the transfer of inventory). Unrelated to Hanes, there is approximately $2.5 million of other charges including costs relating to restructuring activities initiated in previous years.

Restructuring and acquisition-related costs for the nine months ended September 28, 2025 included $18.9 million of costs incurred in connection with the Hanes acquisition, $6.7 million of costs relating to the exit of third-party sewing contractor relationships in southern Haiti, $4.0 million for the closure of a U.S. yarn-spinning facility, and $2.7 million in other charges including costs relating to restructuring activities initiated in previous years. The $18.9 million in costs incurred in connection with the Hanes acquisition consisted of the following: $10.3 million in legal and regulatory fees, $7.0 million in investment banking fees, and $1.6 million in due diligence fees.

5.4.5 Operating income and adjusted operating income

	Three months ended			Nine months ended
(in $ millions, or otherwise indicated)	Sep 27, 2026	Sep 28, 2025	Variation	Sep 27, 2026	Sep 28, 2025	Variation

Operating income	353.7	192.1	161.6	528.3	521.2	7.1
Adjustments for:
Restructuring and acquisition-related costs(1)	31.6	19.2	12.4	182.6	32.3	150.3
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	9.6	—	9.6	201.6	—	201.6
Costs relating to proxy contest and leadership changes and related matters(1)	1.3	0.2	1.1	2.9	2.2	0.7
Adjusted operating income(2)	396.2	211.5	184.7	915.4	555.7	359.7
Operating margin	24.1%	21.1%	n/a	12.5%	20.5%	n/a
Adjusted operating margin(2)	27.0%	23.2%	n/a	21.7%	21.9%	n/a
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2026 P.17

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended September 27, 2026, the Company generated operating income of $354 million this quarter, compared to $192 million in the prior year. Adjusting for restructuring and acquisition-related costs and the inventory fair value step-up cost as part of the HanesBrands acquisition, adjusted operating income was $396 million, up $185 million year over year. Adjusted operating margin was 27.0% of net sales, up 380 basis points versus last year and 100 basis points ahead of guidance of approximately 26%. The year over year increase in adjusted operating margin reflects higher gross margins and the favourable impact from synergies realized as part of the HanesBrands integration process, partly offset by HanesBrands' lower operating margins due to historically higher levels of SG&A relative to Gildan.

For the nine months ended September 27, 2026, the Company generated operating income of $528 million, or 12.5% of net sales, compared to operating income of $521 million, or 20.5% of net sales last year. Adjusting for restructuring and acquisition-related costs, the inventory fair value step-up cost as part of the HanesBrands acquisition, adjusted operating income was $915 million, or 21.7% of net sales, up $360 million compared to the prior year, but down 20 basis points as a percentage of net sales, reflecting HanesBrands' lower operating margins due to historically higher levels of SG&A relative to Gildan as well as an unfavourable product mix, partly offset by lower raw material costs, realized synergies as part of the HanesBrands integration process, and to a lesser extent, lower manufacturing costs.

5.4.6 Financial expenses, net

	Three months ended			Nine months ended
(in $ millions)	Sep 27, 2026	Sep 28, 2025	Variation	Sep 27, 2026	Sep 28, 2025	Variation

Interest expense on financial liabilities recorded at amortized cost	52.2	26.6	25.6	158.7	76.2	82.4
Bank and other financial charges	3.6	1.9	1.7	9.0	5.7	3.3
Discount on sales of accounts receivables under receivable purchase agreements	9.9	4.9	5.0	26.9	12.3	14.6
Bridge facility commitment fees	—	9.3	(9.3)	—	9.3	(9.3)
Interest earned on tariff refunds	(8.4)	—	(8.4)	(9.5)	—	(9.5)
Interest accretion on discounted lease obligations	3.8	1.3	2.5	11.6	4.0	7.6
Interest accretion on discounted provisions	(0.2)	0.1	(0.3)	0.1	0.4	(0.3)
Foreign exchange loss (gain)	0.3	(0.4)	0.7	0.4	(2.3)	2.7
Financial expenses, net	61.2	43.7	17.5	197.2	105.6	91.5
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The increase in interest expense for the three and nine months ended September 27, 2026 of $26 million and $82 million, respectively, was mainly due to the impact of higher average borrowing levels, partially offset by lower average effective interest rates on our long-term debt (5.1% in fiscal 2026 compared to 5.5% in fiscal 2025). The increase in bank and other financial charges was primarily driven by higher stand-by fees resulting from lower utilization of the revolving credit facility. The increase in discount on sales of accounts receivables under receivable purchase agreements was mainly due to higher volumes under this program, partially offset by lower variable rates. Bridge facility commitment fees of $9 million in Q3 2025 related to the commitment and structuring fees under the bridge loan incurred in connection with financing arrangements related to the acquisition of Hanes. Interest earned on tariff duty refunds represents interest earned on IEEPA tariff refunds receivable from U.S. Customs and Border Protection's ("CBP") tariff refund process. The increase in interest accretion on discounted lease obligations was mainly due to the impact of leases acquired as part of the Hanes acquisition. Foreign exchange gains and losses in both periods relate primarily to the revaluation of net monetary assets denominated in foreign currencies.

QUARTERLY REPORT - Q3 2026 P.18

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4.7 Income taxes
The Company’s average effective income tax rate is calculated as follows:

	Three months ended			Nine months ended
(in $ millions, or otherwise indicated)	Sep 27, 2026	Sep 28, 2025	Variation	Sep 27, 2026	Sep 28, 2025	Variation

Income tax expense	39.4	28.2	11.2	42.7	72.9	(30.2)
Adjustments for:
Income tax recovery relating to restructuring charges and other adjustments	10.5	0.2	10.3	72.3	2.1	70.2
Adjusted income tax expense(3)	49.9	28.4	21.5	115.0	75.0	40.0

Earnings from continuing operations before income taxes	292.5	148.4	144.1	331.1	415.7	(84.6)
Adjustments for:
Restructuring and acquisition-related costs(1)	31.6	19.2	12.4	182.6	32.3	150.3
Bridge facility commitment fees(1)	—	9.3	(9.3)	—	9.3	(9.3)
Inventory fair value step-up cost recorded as part of the Hanes business acquisition(1)	9.6	—	9.6	201.6	—	201.6
Costs relating to proxy contest and leadership changes and related matters(1)	1.3	0.2	1.1	2.9	2.2	0.7
Adjusted earnings from continuing operations before income taxes(3)	335.0	177.1	157.9	718.2	459.5	258.7

Average effective income tax rate(2)	13.5%	19.0%	n/a	12.9%	17.5%	n/a
Adjusted effective income tax rate(3)	14.9%	16.0%	n/a	16.0%	16.3%	n/a
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) Average effective income tax rate is calculated as income tax expense divided by earnings from continuing operations before income taxes.
(3) Adjusted income tax expense and adjusted earnings from continuing operations before income tax are non-GAAP financial measures, and adjusted effective income tax rate is a non-GAAP ratio calculated as adjusted income tax expense divided by adjusted earnings from continuing operations before income taxes. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The income tax expense recognized for the three and nine months ended September 27, 2026, compared to the income tax expense recognized in the same period in 2025 reflects the increase in earnings related to the Hanes acquisition offset by the tax benefit related to the restructuring charges of $8.1 million and $21.3 million, respectively (2025 - $0.2 million and $2.1 million), and the tax benefit related to the inventory fair value step-up cost of $2.4 million and $51 million, respectively (2025 – nil and nil).

On an adjusted basis, the increase in income tax expense recognized for the three and nine months ended September 27, 2026, compared to the same periods in 2025, is primarily attributable to higher adjusted earnings and a shift in the geographical distribution of the Company’s pre-tax earnings following the acquisition of Hanes, resulting in a higher proportion of earnings taxed in the United States, which is subject to a higher tax rate relative to other jurisdictions in which the Company operates. This was partially offset by a $10.9 million income tax recovery recorded in the three months ended September 27, 2026, reflecting earlier-than-anticipated benefits resulting from the integration of Hanes ($8.9 million) and the recognition of deferred tax assets related to tax attributes that were not previously expected to be utilized ($2.0 million).

QUARTERLY REPORT - Q3 2026 P.19

MANAGEMENT'S DISCUSSION AND ANALYSIS
The decrease in the effective income tax rate for the three and nine months ended September 27, 2026, compared to the same period last year was mainly due to the tax benefit associated with restructuring charges and the inventory fair value step-up cost. Excluding these items, the adjusted effective income tax rate decrease for the three and nine months ended September 27, 2026, compared to the same periods last year was primarily attributable to a shift in the geographical distribution of the Company’s pre-tax earnings following the acquisition of Hanes, offset by tax recoveries recorded in the current period, as discussed above.

5.5 Net earnings, adjusted net earnings, and earnings per share measures

	Three months ended			Nine months ended
(in $ millions, except per share amounts)	Sep 27, 2026	Sep 28, 2025	Variation	Sep 27, 2026	Sep 28, 2025	Variation

Net earnings from continuing operations	253.1	120.2	132.9	288.5	342.8	(54.3)
Adjustments for:
Restructuring and acquisition-related costs(1)	31.6	19.2	12.4	182.6	32.3	150.3
Bridge facility commitment fees(1)	—	9.3	(9.3)	—	9.3	(9.3)
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	9.6	—	9.6	201.6	—	201.6
Costs relating to proxy contest and leadership changes and related matters(1)	1.3	0.2	1.1	2.9	2.2	0.7
Income tax (recovery) relating to the above-noted adjustments	(10.5)	(0.2)	(10.3)	(72.3)	(2.1)	(70.2)
Adjusted net earnings from continuing operations(2)	285.1	148.7	136.4	603.3	384.5	218.8

Basic EPS from continuing operations	1.37	0.81	0.56	1.56	2.28	(0.72)
Diluted EPS from continuing operations	1.37	0.80	0.57	1.56	2.27	(0.71)
Adjusted diluted EPS from continuing operations(2)	1.54	1.00	0.54	3.26	2.55	0.71
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The increase in GAAP net earnings from continuing operations for the three months ended September 27, 2026 compared to the same period last year was mainly due to the increase in operating income, partly offset by higher financial expenses. Reflecting the higher net earnings and a higher outstanding share base as a result of the Hanes acquisition, GAAP diluted earnings per share from continuing operations were $1.37, compared to GAAP diluted earnings per share of $0.80 in the prior year. Adjusting for restructuring and acquisition-related costs, the inventory fair value step-up cost and an income tax recovery related to restructuring charges and other adjustments, adjusted diluted EPS from continuing operations were $1.54, up 54.0% from $1.00 in the prior year.

The decrease in GAAP net earnings from continuing operations for the nine months ended September 27, 2026 compared to the same period last year was mainly due to higher restructuring and acquisition-related costs, the inventory fair value step-up cost and higher financial expenses. Adjusting for restructuring and acquisition-related costs, the inventory fair value step-up cost and an income tax recovery of $72.3 million related to restructuring charges and other adjustments, adjusted net earnings from continuing operations during the nine months ended September 27, 2026 were $603.3 million compared to $384.5 million in the same period in the prior year. Reflecting the lower net earnings and a higher outstanding share base as a result of the acquisition, GAAP diluted earnings per share from continuing operations were $1.56, compared to GAAP diluted earnings per share of $2.27 in the prior year. Adjusted diluted earnings per share from continuing operations were $3.26, up from $2.55 in the same period in the prior year.

QUARTERLY REPORT - Q3 2026 P.20

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.6 Update of Full Year 2026 Guidance and Withdrawal of Objectives for the 2026-2028 Period
In a press release dated February 26, 2026, the Company released guidance relating to its full year 2026. A discussion of management's expectations as to the Company's outlook for the full year 2026 and an update to the guidance for such period initially provided on February 26, 2026 is contained in the Company's earnings press release dated November 5, 2026 (the "Q3 2026 Earnings Press Release") under the heading "2026 Outlook".

In a press release dated August 13, 2025, the Company released three year objectives for the 2026-2028 period. Given the current macroeconomic environment and the Company’s update to its full year 2026 guidance, the Company believes it is prudent to withdraw its previously communicated objectives for the 2026–2028 period, as further described in the Q3 2026 Earnings Press Release under the heading "2026 Outlook".

A copy of the Q3 2026 Earnings Press Release is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Information in our Q3 2026 Earnings Press Release does not form part of and is not incorporated by reference in this MD&A.

6.0 FINANCIAL CONDITION

6.1 Current assets and current liabilities

(in $ millions)	Sep 27, 2026	Dec 28, 2025	Variation

Cash and cash equivalents	249.9	284.5	(34.6)
Trade accounts receivable	1,004.9	955.7	49.2
Income taxes receivable	3.1	—	3.1
Inventories	2,068.3	2,370.2	(301.9)
Prepaid expenses, deposits and other current assets	215.6	140.3	75.3
Accounts payable and accrued liabilities	(1,156.3)	(1,264.2)	107.9
Income tax payable	—	(80.8)	80.8
Current portion of lease obligations	(55.4)	(59.8)	4.4
Current portion of long-term debt	(390.6)	(450.0)	59.4
Total working capital(1)	1,939.5	1,895.9	43.6
Current ratio(2)	2.2	2.0	0.2
n.m. = not meaningful
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) Current ratio is defined as current assets (excluding assets held for sale) divided by current liabilities (excluding liabilities held for sale).
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The increase in trade accounts receivable (net of accrued sales discounts) was primarily due to the impact of higher sales in the third quarter of fiscal 2026 compared to the fourth quarter of fiscal 2025, partially offset by the recent macroeconomic environment and softer-than-anticipated demand resulting from lower-than-expected sell-through by our customers. These increases were partially offset by a decrease in days sales outstanding and by higher sales of trade accounts receivable to financial institutions under receivables purchase agreements.

•The decrease in inventories was mainly due to lower average unit costs mainly due to the impact of lower IEEPA tariffs and by the impact of the inventory fair value step-up cost of $201.6 million recognized in cost of sales in the first nine months of fiscal 2026 relating to the Hanes business acquisition, partially offset by higher-than-expected inventory levels due to lower than expected sales in the third quarter of fiscal 2026.

QUARTERLY REPORT - Q3 2026 P.21

MANAGEMENT'S DISCUSSION AND ANALYSIS
•The increase in prepaid expenses, deposits and other current assets is mainly due to higher fair value of derivative financial instrument assets, as well as the recognition of the EDGF subsidy receivable (refer to note 9e of the unaudited condensed interim consolidated financial statements for the three and nine months ended September 27, 2026 for additional information).

•The decrease in accounts payable and accrued liabilities was mainly due to the impact of lower raw material and other purchases, lower accruals for variable compensation, and lower accrued tariffs, partially offset by higher accrued interest on outstanding debt.

•The income taxes receivable balance increased compared to the end of fiscal 2025, primarily driven by tax payments made during the period. The increase also reflects Barbados tax credit accruals recognized during the period. These increases were partially offset by income tax expense recorded in the period.

•Working capital was $1,939.5 million as at September 27, 2026, compared to $1,895.9 million as at December 28, 2025. The current ratio at the end of the third quarter of fiscal 2026 was 2.2, compared to 2.0 at the end of fiscal 2025.

•Assets and liabilities held for sale, and reported as a discontinued operation (excluded from working capital) were acquired as part of the Hanes acquisition and relate to the Champion Japan and HAA operations. Cost of sales included in earnings from discontinued operations for the nine months ended September 27, 2026 includes a one-time $23 million of inventory fair value step-up cost. For the three and nine months ended September 27, 2026, the Company recorded an impairment loss of nil and $153.0 million, respectively, on the assets held for sale of HAA to write them down to their estimated fair value less costs to sell. The impairment reflected a decline in the estimated recoverable amount due to unfavourable recent market conditions within Australia.

6.2 Property, plant and equipment, right-of-use assets, intangible assets, and goodwill

(in $ millions)	Property, plant and equipment	Right-of-use assets	Intangible assets	Goodwill

Balance, December 28, 2025	1,467.7	234.8	3,021.4	868.8
Additions	72.7	47.1	4.1	—
PPA adjustments	(10.5)	—	1.2	(11.5)
Depreciation and amortization	(100.9)	(35.7)	(43.0)	—
Transfers to assets held for sale	(47.1)	—	—	—
Net carrying amounts of disposals and write-downs	(73.5)	(24.0)	—	—
Balance, September 27, 2026	1,308.4	222.2	2,983.7	857.3
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The decrease in property, plant and equipment mainly reflects the impact of write-downs of equipment related to facility closures associated with the integration of Hanes, depreciation, the reclassification of PP&E to assets held for sale related to facility closures, and the impact of measurement-period purchase price accounting ("PPA") adjustments (refer to note 4 of the unaudited condensed interim consolidated financial statements for additional information), partially offset by capital expenditures related to textile and sewing manufacturing operations, as well as the continued modernization of yarn-spinning facilities.

•The decrease in right-of-use assets mainly reflects the impact of depreciation, as well as for write-downs mainly related to the planned exit of a distribution facility in the U.S., partially offset by manufacturing and distribution facility lease agreements and renewals entered into during the first nine months of fiscal 2026.

•Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, and computer software. The decrease in intangible assets mainly reflects the amortization of $43.0 million, primarily related to customer relationships acquired as part of the Hanes acquisition.

QUARTERLY REPORT - Q3 2026 P.22

MANAGEMENT'S DISCUSSION AND ANALYSIS
•The decrease in goodwill reflects the impact of measurement-period PPA adjustments (refer to note 4 of the unaudited condensed interim consolidated financial statements for additional information).

6.3 Other non-current assets and non-current liabilities

(in $ millions)	Sep 27, 2026	Dec 28, 2025	Variation

Deferred income tax assets	35.5	23.0	12.5
Other non-current assets	88.7	139.7	(51.0)
Long-term debt	(3,590.2)	(3,863.7)	273.5
Lease obligations	(253.6)	(254.7)	1.1
Deferred income tax liabilities	(367.2)	(401.1)	33.9
Employee benefit obligations	(103.6)	(118.4)	14.8
Other non-current liabilities	(37.1)	(29.4)	(7.6)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The decrease in other non-current assets is mainly due to a decrease in the fair value of derivative financial instrument assets, the collection of sublease receivables, and the write-off of a sublease asset.

•See section 8.0 of this MD&A entitled “Liquidity and capital resources” and subsection 7.4 of this MD&A entitled "Cash flows used in financing activities", for the discussion on long-term debt.

•The change in lease obligations mainly reflects principal payments made during the nine months ended September 27, 2026, partially offset by new and renewed distribution facility lease agreements entered into during the first nine months of fiscal 2026.

•The net decrease in deferred income tax liabilities relates mainly to the tax impacts of the inventory fair value step-up cost recorded during the first nine months of fiscal 2026, which is related to the deferred tax liabilities recorded as part of the Hanes acquisition.

•The net decrease in employee benefit obligations mainly reflects benefit settlements and workforce reductions associated with the integration of Hanes during the nine months ended September 27, 2026.

•Other non-current liabilities include provisions, certain derivative financial instrument liabilities, and the long-term portion of income taxes payable.

QUARTERLY REPORT - Q3 2026 P.23

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.0 CASH FLOWS

The cash flows related to discontinued operations have not been segregated. Accordingly, the cash flows provided below include the results of continuing and discontinued operations.

7.1 Cash flows from operating activities

	Three months ended			Nine months ended
(in $ millions)	Sep 27, 2026	Sep 28, 2025	Variation	Sep 27, 2026	Sep 28, 2025	Variation

Net earnings	259.4	120.2	139.2	143.6	342.8	(199.2)
Adjustments for:
Depreciation and amortization	56.4	37.1	19.3	179.0	105.1	73.9
Non-cash restructuring costs related to property, plant and equipment (PP&E), right-of-use assets, and computer software	11.1	0.1	11.0	92.2	2.3	89.9
Impairment of assets held for sale - discontinued operations	—	—	—	153.0	—	153.0
Loss on business dispositions	0.2	—	0.2	12.8	—	12.8
Deferred income taxes	2.0	(2.5)	4.5	(34.8)	(1.2)	(33.6)
Share-based compensation	7.7	17.6	(9.9)	29.1	36.0	(6.9)
Other	(14.8)	15.8	(30.6)	25.3	14.5	10.8
Changes in non-cash working capital balances	310.7	35.6	275.1	100.5	(229.5)	330.0
Cash flows from operating activities	632.7	223.9	408.8	700.7	270.0	430.7
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash flows from operating activities were $701 million for the nine months ended September 27, 2026, compared to cash flows from operating activities of $270 million in the corresponding period last year. The increase is mainly due to a decrease in non-cash working capital compared to an increase in the comparative period, as explained below, and higher non-cash adjustments to net earnings including for the impairment of HAA, higher depreciation and amortization, and higher losses related to property, plant and equipment and right-of-use asset write-offs, largely offset by lower net earnings in the current period compared to the comparative period.

•Non-cash working capital decreased by $100 million during the nine months ended September 27, 2026, compared to an increase of $230 million during the nine months ended September 28, 2025. The decrease was mainly due to a decrease in inventories in the current period compared to an increase in the prior year period, partially offset by smaller increases in trade accounts receivable and prepaid expenses, deposits and other current assets, as well as decreases in accounts payable and accrued liabilities and in income taxes payable compared to increases in the nine months ended September 28, 2025. See section 6.1 “Current assets and current liabilities” for additional explanations on the variances between December 28, 2025 and September 27, 2026 impacting non-cash working capital.

QUARTERLY REPORT - Q3 2026 P.24

MANAGEMENT'S DISCUSSION AND ANALYSIS
7.2 Cash flows used in investing activities

	Three months ended			Nine months ended
(in $ millions)	Sep 27, 2026	Sep 28, 2025	Variation	Sep 27, 2026	Sep 28, 2025	Variation

Purchase of property, plant and equipment	(24.9)	(21.8)	(3.1)	(73.5)	(77.1)	3.6
Purchase of intangible assets	(2.1)	(2.4)	0.3	(5.0)	(4.8)	(0.2)
Business dispositions	—	—	—	(21.9)	—	(21.9)
Proceeds from sale and leaseback, disposal of assets held for sale and other disposals of PP&E	0.1	0.7	(0.6)	0.1	0.9	(0.8)
Cash flows used in investing activities	(26.9)	(23.5)	(3.4)	(100.3)	(81.0)	(19.3)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash flows used in investing activities were $100 million for the nine months ended September 27, 2026, compared to cash flows used in investing activities of $81 million in the corresponding period last year. The change was mainly due to negative cash flows from the disposition of Champion Japan, partially offset by slightly lower capital expenditures in 2026.

•Capital expenditures1 for the nine months ended September 27, 2026 are described in section 6.2 of this MD&A entitled "Property, plant and equipment, right-of-use assets, intangible assets, and goodwill".

7.3 Free cash flow

	Three months ended			Nine months ended
(in $ millions)	Sep 27, 2026	Sep 28, 2025	Variation	Sep 27, 2026	Sep 28, 2025	Variation

Cash flows from operating activities	632.7	223.9	408.8	700.6	269.9	430.7
Cash flows used in investing activities	(27.0)	(23.5)	(3.5)	(100.3)	(81.0)	(19.3)
Adjustment for:
Cash flows related to business dispositions	—	—	—	21.9	—	21.9
Free cash flow(1)	605.7	200.4	405.3	622.2	188.9	433.3
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The year over year increase in free cash flow of $433 million for the nine months ended September 27, 2026 was mainly due to a $431 million increase in operating cash flows.

(1) Capital expenditures include purchases of property, plant and equipment and intangible assets.
QUARTERLY REPORT - Q3 2026 P.25

MANAGEMENT'S DISCUSSION AND ANALYSIS
7.4 Cash flows used in financing activities

	Three months ended			Nine months ended
(in $ millions)	Sep 27, 2026	Sep 28, 2025	Variation	Sep 27, 2026	Sep 28, 2025	Variation

Net (decrease) increase in amounts drawn under long-term bank credit facility	—	(80.0)	80.0	(240.0)	—	(240.0)
Net (decrease) increase in commercial paper borrowings	(104.6)	—	(104.6)	390.6	—	390.6
Proceeds from issuance of senior unsecured notes	—	—	—	—	486.3	(486.3)
Repayment of term loan	(300.0)	—	(300.0)	(300.0)	—	(300.0)
Repayment of notes	(150.0)	—	(150.0)	(150.0)	—	(150.0)
Repayment of delayed draw term loan	—	—	—	—	(300.0)	300.0
Bridge facility commitment fees	—	(9.3)	9.3	—	(9.3)	9.3
Proceeds from the issuance of shares	0.5	0.4	0.1	1.4	9.7	(8.3)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(1.4)	—	(1.4)	(53.4)	(21.3)	(32.1)
Dividends paid	(46.2)	(33.6)	(12.6)	(138.6)	(102.0)	(36.6)
Repurchase and cancellation of shares	—	(45.5)	45.5	—	(183.5)	183.5
Payment of lease obligations	(23.4)	(5.8)	(17.6)	(71.6)	(14.7)	(56.9)
Share repurchases for settlement of non-Treasury RSUs	(0.9)	—	(0.9)	(73.6)	(25.8)	(47.8)
Payment of tax on shares repurchased for cancellation under normal course issuer bid program	—	—	—	(3.3)	(14.9)	11.6
Transaction costs on equity issuance	—	—	—	(0.1)	—	(0.1)
Deferred financing costs	—	—	—	1.8	—	1.8
Cash flows used in financing activities	(626.0)	(173.8)	(452.2)	(636.8)	(175.5)	(461.3)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash flows used in financing activities for the nine months ended September 27, 2026 of $637 million were mainly related to the repayment of term loan, notes and amounts drawn under long-term bank credit facility, offset by borrowings under our commercial paper program, the payment of dividends, funds used for the settlement of the stock-based awards vesting, and the payment of lease obligations. Cash flows used in financing activities for the nine months ended September 28, 2025 of $176 million were mainly related to the repurchase and cancellation of common shares under the NCIB programs, the payment of dividends, and funds used for the settlement of the stock-based awards vesting, largely offset by net cash inflows relating to long-term debt.

QUARTERLY REPORT - Q3 2026 P.26

MANAGEMENT'S DISCUSSION AND ANALYSIS

8.0 LIQUIDITY AND CAPITAL RESOURCES

8.1 Capital allocation framework
Historically, our primary uses of funds have been for working capital requirements, capital expenditures, business acquisitions, and the payment of dividends and share repurchases, which we have funded with cash generated from operations and with funds drawn from our long-term debt facilities. We have established a capital allocation framework intended to enhance sales and earnings growth as well as shareholder returns. After funding working capital needs, our first priority of cash use is to fund our organic growth with the required capital investments. Beyond these requirements, our next priorities for capital allocation are to support our dividends and for opportunistic complementary acquisitions with a preference towards opportunities that could enhance our supply chain model. In addition, we have used excess cash to repurchase shares under normal course issuer bid programs.

The Company has set a net debt leverage target ratio2 of 1.5 to 2.5 times pro-forma adjusted EBITDA for the trailing twelve months, which it believes will provide an efficient capital structure and a framework within which it can execute on its capital allocation priorities. We expect that cash flows from operating activities and the unutilized financing capacity under our long-term debt facilities, will continue to provide us with sufficient liquidity to fund our organic growth strategy, including anticipated working capital requirements and projected capital expenditures, as well as for returning capital to shareholders through dividends share repurchases in line with our leverage framework and value considerations. With a renewed NCIB, the Company believes that share repurchases are an appropriate use of its capital. While the Company's leverage may temporarily exceed its net debt leverage target ratio of 1.5 to 2.5 times proforma adjusted EBITDA, the Company remains focused on maintaining an investment-grade credit rating. Refer to note 28 of the audited annual consolidated financial statements for the year ended December 28, 2025 for a discussion on the Company’s liquidity risk as well as our risk factor disclosure regarding our level of indebtedness and potential consequences thereof in section 15.0 of our 2025 Annual MD&A, “Risks and Uncertainties”.

(2) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
QUARTERLY REPORT - Q3 2026 P.27

MANAGEMENT'S DISCUSSION AND ANALYSIS
8.2 Long-term debt and net debt and net debt leverage ratio
The Company's long-term debt as at September 27, 2026 is described below:

	Effective interest rate(1)	Principal amount		Maturity date
(in $ millions, or otherwise indicated)		Sep 27, 2026	Dec 28, 2025
Non-current portion of long-term debt
Revolving long-term bank credit facility, interest at variable U.S. interest rate(2)(3)	5.2%	—	240.0	Mar 2031
Senior unsecured Canadian notes, Series 1, interest at fixed rate of 4.36%, payable semi-annually	5.5%	353.7	365.6	Nov 2029
Senior unsecured Canadian notes, Series 2, interest at fixed rate of 4.71%, payable semi-annually	5.8%	141.5	146.2	Nov 2031
Senior unsecured Canadian notes, Series 3, interest at CORRA plus 1.26%, payable quarterly	5.1%	106.1	109.7	Mar 2028
Senior unsecured Canadian notes, Series 4, interest at fixed rate of 3.630%, payable semi-annually	5.3%	141.5	146.2	Mar 2028
Senior unsecured Canadian notes, Series 5, interest at fixed rate of 4.149%, payable semi-annually	5.6%	247.6	255.9	Nov 2030
Senior unsecured U.S., Series 1, interest at fixed rate of 4.70%, payable semi-annually	4.7%	600.0	600.0	Oct 2030
Senior unsecured U.S., Series 2, interest at fixed rate of 5.40%, payable semi-annually	5.4%	600.0	600.0	Oct 2035
Term loan, interest at variable U.S. interest rate, payable monthly(5)	5.2%	300.0	300.0	Aug 2029
Term loan, interest at variable U.S. interest rate, payable monthly(5)	5.3%	600.0	600.0	Dec 2028
Term loan, interest at variable U.S. interest rate, payable monthly(5)(6)	5.2%	500.0	500.0	Dec 2027
		3,590.4	3,863.6
Current portion of long-term debt
U.S. commercial paper program(7)	4.3%	390.6	—	Varies(6)
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(8)	2.9%	—	100.0	Aug 2026
Notes payable, interest at Adjusted SOFR plus a spread of 1.57%, payable quarterly(8)(9)	2.9%	—	50.0	Aug 2026
Term loan, interest at variable U.S. interest rate, payable monthly(2)(4)	4.8%	—	300.0	Jun 2026
		390.6	450.0
Long-term debt (including current portion)		3,981.0	4,313.6
(1)Represents the annualized effective interest rate for the nine months ended September 27, 2026, including the impact of interest rate swaps and cross currency interest rate swaps, where applicable.
(2)Secured Overnight Financing Rate (SOFR) advances plus a spread ranging from 1% to 3%.
(3)The Company’s committed unsecured revolving long-term bank credit facility of $1.6 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the adjusted Term SOFR is a function of the Company's credit rating (as defined in the credit facility agreement and its amendments). In addition, an amount of $27.4 million (December 28, 2025 - $30.7 million) has been committed against this facility to cover various letters of credit.
(4)The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments). The term loan was fully repaid on its maturity date of June 30, 2026, with funds from operating activities.
(5)The term loan facility can be prepaid in whole or in part at any time with no penalties. U.S. Base Rate Advances at U.S. Base rates or SOFR advances plus a spread ranging from 1% to 2% based on the Company's credit rating (as defined in the term loan agreements and its amendments).
(6)As a result of the closing of the sale of HAA, the Company repaid the $500 million term loan on October 30, 2026. Refer to note 13 of these condensed interim consolidated financial statements for additional information.
(7)The aggregate principal amount outstanding thereunder at any time is limited to $1.6 billion. The U.S. commercial paper program is supported by the Company’s committed unsecured revolving credit facility. The U.S. commercial paper notes are short-term notes with maturity of 397 days or less with an interest rate fixed at the time of issuance from time to time. The 4.3% effective interest rate represents the weighted-average interest rate on these borrowings.
(8)The unsecured notes issued to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement. The unsecured notes were fully repaid on their maturity date of August 25, 2026, with funds from operating activities.
(9)Adjusted SOFR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.57%.

QUARTERLY REPORT - Q3 2026 P.28

MANAGEMENT'S DISCUSSION AND ANALYSIS
The Series 1 Canadian notes and Series 2 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the combined principal at US$500 million and the interest at 5.49% and 5.765% respectively. Interest on these senior unsecured Canadian notes is payable semi-annually.

On March 13, 2025, the Company issued floating rate Series 3 senior unsecured notes ("Series 3 Canadian notes") with a principal amount of $150 million in Canadian dollars ($104 million in U.S. dollars), which will mature on March 13, 2028. The Series 3 floating rate notes were issued at par and bear interest at a rate equal to the daily compounded CORRA plus 1.26% annually. On the same date, the Company issued at par, 3.630% Series 4 senior unsecured notes ("Series 4 Canadian notes") with a principal amount of $200 million in Canadian dollars ($139 million in U.S. dollars), which will mature on March 13, 2028. Additionally, on the same date, the Company issued 4.149% Series 5 senior unsecured notes ("Series 5 Canadian notes") with a principal amount of $350 million in Canadian dollars ($243 million in U.S. dollars), which will mature on November 22, 2030. The notes were offered in Canada on a private placement basis.

The Series 3 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$104 million and converts the interest payment to SOFR plus 1.405%.

The Series 4 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$139 million. The Series 4 notes also have a fixed-to-floating interest rate swap to convert the fixed interest rate to SOFR plus 1.425%.

The Series 5 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$243 million and the interest at 5.635%.

All of these hedging instruments relating to the Senior unsecured notes are for the same duration as the hedged note.

On August 13, 2025, the Company entered into a debt commitment letter providing for certain debt financing, the proceeds of which were expected to be used, to fund the cash portion of the consideration for the Hanes acquisition, repay certain of Hanes' existing indebtedness and pay expenses incurred in connection with the acquisition. The financing was initially comprised of a bridge facility in an aggregate principal amount of $1.2 billion and term loans in an aggregate principal amount of $1.1 billion, consisting of a $500 million 2-year term loan and a $600 million 3-year term loan (the “New Term Loan Facility”). On September 10, 2025, the Company entered into a joinder to the debt commitment letter pursuant to which a portion of the commitments in respect of the bridge facility and New Term Loan Facility were syndicated to certain other financial institutions. The bridge facility commitment was subsequently terminated in the fourth quarter of 2025 upon closing of the offering by the Company of $1.2 billion aggregate principal amount of senior unsecured notes as described below.

On October 7, 2025, the Company issued 4.700% Series 1 U.S. senior unsecured notes ("Series 1 U.S. notes") with a principal amount of $600 million, which will mature on October 7, 2030. Additionally, on the same date, the Company issued 5.400% Series 2 U.S. senior unsecured notes ("Series 2 U.S. notes") with a principal amount of $600 million, which will mature on October 7, 2035. The notes were offered in the United States on a private placement basis.

On December 1, 2025, the Company entered into an unsecured committed 2-year term loan agreement for a total principal amount of $500 million and an unsecured committed 3-year term loan agreement for a total principal amount of $600 million, under the New Term Loan Facility. In the event of a sale of HAA, the net proceeds from such disposition will be required to be used to repay indebtedness under this facility in accordance with its terms.

The New Term Loan Facility is non-revolving and bears interest, at the Company's option, at Term SOFR plus a 0.10% adjustment plus an applicable margin of approximately 1.45% for the 2-year term loan and 1.58%, for the 3-year term loan, which applicable margin varies depending on the Company's public debt ratings (as defined in the term loan agreement). The 2-year term loan will mature two years after closing of the New Term Loan Facility on December 1, 2027 and the 3-year term loan will mature three years after closing of the New Term Loan Facility on December 1, 2028. The term loans include covenants substantially similar to those under Gildan’s existing credit agreements.

QUARTERLY REPORT - Q3 2026 P.29

MANAGEMENT'S DISCUSSION AND ANALYSIS
On September 16, 2025, the Company amended its unsecured revolving long-term bank credit facility to increase the aggregate revolving commitments from $1 billion to $1.2 billion for effectiveness on December 1, 2025.

On March 20, 2026 the Company amended its unsecured revolving long-term bank credit facility to increase the aggregate revolving commitments from $1.2 billion to $1.6 billion, effective the same date.

On May 15, 2026, the Company established a commercial paper program in the United States on a private placement basis. The commercial paper program allows the Company to issue, at its discretion, unsecured commercial paper notes with maturities not exceeding 397 days. The aggregate principal amount of unsecured commercial paper notes outstanding at any given time thereunder cannot exceed $1.6 billion. The U.S. commercial paper program is supported by the Company’s committed unsecured revolving credit facility.

The Company presents issuances and repayments of commercial paper, all of which have a maturity of less than 60 days, in the Company's condensed interim consolidated statements of cash flows on a net basis.

Under the terms of the revolving facility and term loan facilities, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all financial covenants at September 27, 2026. The Company expects to maintain compliance with its covenants over the next twelve months, based on its current expectations and forecasts.

(in $ millions)	Sep 27, 2026	Dec 28, 2025

Long-term debt (including current portion)	3,980.8	4,313.7
Bank indebtedness	—	—
Foreign currency component of derivative financial instrument on Canadian Senior unsecured notes	(3.9)	(37.4)
Lease obligations (including current portion)	309.0	314.5
Lease obligations (including current portion) included in liabilities held for sale	109.4	121.3
Total debt(1)	4,395.3	4,712.1
Cash and cash equivalents	(249.9)	(284.5)
Cash and cash equivalents included in assets held for sale	(10.0)	(10.5)
Net debt(1)	4,135.4	4,417.1
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2026 P.30

MANAGEMENT'S DISCUSSION AND ANALYSIS
The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio as defined in section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A. Gildan’s net debt leverage ratio as at September 27, 2026 was 2.7 times (3.0 times at December 28, 2025). The Company’s net debt leverage ratio is calculated as follows:

(in $ millions, or otherwise indicated)	Sep 27, 2026	Dec 28, 2025

Adjusted EBITDA for the trailing twelve months (excluding discontinued operations) (1)	1,359.6	926.3
Adjustment for:
Business acquisitions(3)	163.4	564.8
Pro-forma adjusted EBITDA for the trailing twelve months	1,523.0	1,491.1
Long-term debt (including current portion)	3,980.8	4,313.7
Net debt(1)	4,135.4	4,417.1
Net debt leverage ratio(1)(2)	2.7	3.0
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) The Company's net debt to EBITDA ratio for purposes of its term loans and revolving facility was 2.9x at September 27, 2026 (3.1x at December 28, 2025).
(3) Includes the adjusted EBITDA of Hanes for the period beginning September 29, 2025 and ending November 30, 2025 (including HAA), and the adjusted EBITDA of the HAA business (which was classified as discontinued operations as at the date of acquisition) for the period beginning on December 1, 2025 and ending on September 27, 2026, excluding the impact of the impairment loss of $153.0 million on the assets held for sale of HAA to write them down to their estimated fair value less costs to sell. The adjusted EBITDA of Hanes and of HAA varies from the definition of the Company’s adjusted EBITDA as presented in this MD&A in certain respects. The adjusted EBITDA of Hanes (including HAA) was calculated using EBITDA previously reported by Hanes (excluding adjustments made by HanesBrands to align the presentation in its public filings with the definition used in its then credit agreement), and is adjusted to comply with IFRS and Gildan's accounting policies, and includes on a proforma basis the impact of the purchase price allocation for the acquisition of HanesBrands, including fair value adjustments determined provisionally and the impact of reduced compensation and director fees from post-acquisition severance.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The total net debt to EBITDA ratios (as defined in the revolving facility agreement and its amendments, and the term loan agreements) vary from the definition of the Company’s non-GAAP ratio and non-GAAP financial measures “net debt leverage ratio” and “adjusted EBITDA” respectively, as presented in this MD&A in certain respects. The definitions in the loan agreements are based on accounting for all leases in accordance with previous accounting principles whereby the Company’s leases for premises were accounted for as operating leases, while the Company’s reported net debt leverage ratio reflects lease accounting in accordance with the Company’s current accounting policies. In addition, adjustments permitted to EBITDA in the loan agreements vary from the adjustments used by the Company in calculating its adjusted EBITDA non-GAAP financial measure. As a result of these differences, our total net debt to EBITDA ratio for purposes of our term loans and revolving facility was 2.9x (3.1x at December 28, 2025).

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under specific circumstances.

QUARTERLY REPORT - Q3 2026 P.31

MANAGEMENT'S DISCUSSION AND ANALYSIS
8.3 Off-balance sheet arrangements and maturity analysis of contractual obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth the maturity of our contractual obligations by period as at September 27, 2026.

(in $ millions)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years

Accounts payable and accrued liabilities	1,156.3	1,156.3	1,156.3	—	—	—
Long-term debt(1)	3,980.8	3,980.8	390.6	1,647.5	1,201.2	741.5
Interest obligations(2)	—	812.9	208.8	318.2	154.2	131.7
Purchase and other obligations(3)	—	698.0	405.5	207.0	77.4	8.1
Lease obligations	309.0	379.0	77.2	115.0	65.0	121.8
Total contractual obligations	5,446.1	7,027.0	2,238.4	2,287.7	1,497.8	1,003.1
(1) See Section 8.2 "Long-term debt and net debt and net debt leverage ratio" for additional details on the Company's long-term debt (including the current portion thereof).
(2) Interest obligations include expected interest payments on long-term debt as at September 27, 2026 (assuming balances remain outstanding through to maturity). For variable rate debt, the Company has applied the rate applicable at September 27, 2026 to the currently established maturity dates. These amounts include the effects of the hedging instruments.
(3) Purchase and other obligations includes commitments to purchase raw materials and equipment, as well as minimum royalty obligations and other contractual commitments.

As disclosed in note 26 to our fiscal 2025 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of our subsidiaries do not perform their contractual obligations. As at September 27, 2026, the maximum potential liability under these guarantees was $167 million, of which $75 million was for surety bonds and $92 million was for financial guarantees and standby letters of credit.

8.4 Derivative instruments

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and changes in the price of our common shares under our share-based compensation plans. Derivative financial instruments are not used for speculative purposes. As at September 27, 2026, the Company’s outstanding derivative financial instruments (most of which are designated as effective hedging instruments) consist of foreign exchange and commodity forward, option, cross currency and interest rate swap contracts on senior notes, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the Company's term loans and unsecured notes. For more information about our derivative financial instruments, please refer to notes 10 and 11 to the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 27, 2026.

8.5 Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at November 2, 2026, there were 185,203,126 common shares issued and outstanding along with 27,999 stock options and 1,606,456 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a predetermined option exercise price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, subject to the attainment of performance conditions, without any monetary consideration being paid to the Company. Treasury RSUs are primarily used as part of special long-term plans, to attract candidates or for retention purposes, and their vesting conditions, including any performance objectives, and are determined by the Board of Directors at the time of grant.

QUARTERLY REPORT - Q3 2026 P.32

MANAGEMENT'S DISCUSSION AND ANALYSIS
8.6 Declaration of dividend

On November 4, 2026, the Board of Directors declared a cash dividend of $0.249 per share for an expected aggregate payment of $46 million which will be paid on December 21, 2026 on all of the issued and outstanding common shares of the Company, ratably and proportionately, to the holders of record on November 25, 2026. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

As part of the Company's capital allocation framework as described in section 8.1 of this MD&A, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows for working capital requirements, capital expenditures, debt covenant and repayment obligations, capital requirements, the macro-economic environment, and present and/or future regulatory and legal restrictions.

The Company's dividend payout policy and the declaration of dividends are subject to the discretion of the Board of Directors and, consequently, there can be no assurances that Gildan's dividend policy will be maintained or that dividends will be declared in respect of any quarter or other future periods. The declaration of dividends by the Board of Directors is ultimately dependent on the Company’s operations and financial results which are, in turn, subject to various assumptions and risks, including those set out in this MD&A.

8.7 Normal course issuer bid (NCIB)

In connection with the announcement of the Hanes acquisition, we had paused our share repurchases such that the Company's prior NCIB program, which expired on August 8, 2025, had not been renewed.

On November 4, 2026 the Company received approval from the TSX for the reinstatement of its normal course issuer bid to purchase for cancellation a maximum of 9,260,156 common shares, representing 5% of Gildan’s issued and outstanding common shares as at October 30, 2026 (the reference date for the NCIB).

Gildan is authorized to make purchases under the NCIB from November 9, 2026 until November 8, 2027, in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (NYSE), or alternative U.S. or Canadian trading systems, if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption or an order issued by securities regulatory authorities and block purchases of common shares.

9.0 LEGAL PROCEEDINGS

9.1 Claims and litigation

Securities Class Actions
On July 7, 2026, a putative securities class action lawsuit (Dabbous v. Gildan Activewear Inc. et al. (No. 500-06-000049-268)) was filed in the Superior Court of Québec against the Company and certain of its current directors and officers. The application seeks authorization to institute a class action and leave to assert claims under the secondary market civil liability provisions of the Securities Act (Québec), together with claims under the Civil Code of Québec, on behalf of a purported class of persons who purchased Gildan securities between July 31, 2025, and June 15, 2026, and who held some or all of those securities as of June 16, 2026. The application generally alleges that the defendants made false or misleading statements, omitted material facts, and failed to make timely disclosure of a material change regarding the Company’s financial position, growth, product demand, and the quality and sources of its revenue, based on allegations in a report released on June 16, 2026 (the “June 2026 Short Report”), by an investment firm that indicated that it held a short position in the Company’s stock and which has made numerous allegations about the Company.

On July 13, 2026 and August 4, 2026, two putative securities class action lawsuits (Hopkins v. Gildan Activewear Inc. et al. (Index No. 158748/2026) and Gambino v. Gildan Activewear Inc. et al. (Index No. 159781/2026)) were filed in the New York County Supreme Court of the State of New York against the Company and certain of its current and former officers and directors, among others. These lawsuits assert claims under Sections 11, 12(a)(2), and 15 of the U.S. Securities Act of 1933 on behalf of former HanesBrands shareholders who received Gildan shares in the
QUARTERLY REPORT - Q3 2026 P.33

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 1, 2025 acquisition of HanesBrands. The complaints generally allege that the HanesBrands acquisition offering materials contained materially false and misleading statements regarding Gildan’s sales and revenue recognition practices, projected growth, and related risks, based on allegations in the June 2026 Short Report.

On October 15, 2026, a putative securities class action lawsuit was filed in the U.S. District Court for the Northern District of New York (Cortez v. Gildan Activewear Inc. et al. (No. 1:26-cv-02126-AJB-DJS)) against the Company and certain of its current and former officers and directors. This lawsuit asserts claims under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and Rule 10b-5 on behalf of a purported class of Gildan shareholders. The complaint generally alleges the defendants made materially false and misleading statements regarding Gildan’s sales and revenue recognition practices, projected growth, and related risks, based on allegations in the June 2026 Short Report.

The Company intends to vigorously defend these lawsuits; however, based on the early-stage nature of each such case, the Company cannot predict the outcome of these matters or estimate the possible loss or range of possible loss, if any. The Company has not recorded a provision for the above-referenced matters. See our risk factor disclosure regarding compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions in section 15.0 of our 2025 annual MD&A “Risks and Uncertainties.”

SEC Requests
The Company has received voluntary requests from the U.S. Securities and Exchange Commission for the production of documents and information, including documents and information related to the allegations made in the June 2026 Short Report. The Company is cooperating with the SEC. See our risk factor disclosure regarding compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions in section 15.0 of our 2025 annual MD&A “Risks and Uncertainties.”

Others
The Company is a party to other claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

We record a liability when we believe that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine both the probability of having incurred a liability and the estimated amount of the liability. We review these matters at least quarterly and adjust these liabilities to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other updated information and events, pertaining to a particular case.

10.0 FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. Please refer to note 28 of the audited annual consolidated financial statements for the year ended December 28, 2025 for additional details, and for more information about our derivative financial instruments, please refer to notes 10 and 11 of the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 27, 2026.

QUARTERLY REPORT - Q3 2026 P.34

MANAGEMENT'S DISCUSSION AND ANALYSIS

11.0 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our material accounting policies are described in note 3 to our fiscal 2025 audited annual consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

11.1 Critical judgments in applying accounting policies

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

•Business acquisitions
•Determination of cash-generating units (CGUs)
•Inventories
•Income taxes

12.0 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

12.1 Accounting policies

The Company’s unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 27, 2026 were prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 27, 2026 as those disclosed in note 3 of its fiscal 2025 audited annual consolidated financial statements, except for the adoption of new or amended accounting standards effective as of December 29, 2025 as described below.

On December 29, 2025, the Company adopted the following new or amended accounting standards:
IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)
In May 2024, IASB issued limited amendments to IFRS 9 and IFRS 7. These amendments provide clarity on the timing of recognition and derecognition of financial assets and liabilities, the assessment of contractual cash flow characteristics, and the resulting classification and disclosure of financial assets with environmental, social, and governance-linked or other contingent features. Additionally, the amendments clarify that a financial liability is derecognized on the settlement date, with the accounting policy choice to derecognize a financial liability settled using an electronic payment system before the settlement date, provided specific conditions are met. Additional disclosures are required for financial instruments with contingent features and investments in equity instruments designated at fair value through other comprehensive income with these amendments. These amendments are effective for annual reporting periods beginning on or after January 1, 2026. The adoption of these standards, at the beginning of this interim period, was applied prospectively, in accordance with the respective transition provisions. The prospective application means that the new requirements are applied only to transactions, events, or balances occurring after the date of initial application, with no restatement of prior periods. The adoption of these standards did not have an impact on the Company’s condensed interim consolidated financial statements. As a result, there were no adjustments to the opening balances of assets, liabilities, or equity as at the date of initial application.

QUARTERLY REPORT - Q3 2026 P.35

MANAGEMENT'S DISCUSSION AND ANALYSIS
12.2 New accounting standards and interpretations not yet applied

IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18, which replaces IAS 1 - Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of income, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of income into one of five categories: operating, investing, financing, income taxes and discontinued operations, where the first three are new. The standard also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and it also includes new requirements for aggregation and disaggregation of financial information based on the identified roles of the primary financial statements and the notes.

In addition, narrow scope amendments have been made to IAS 7 - Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘net income’ to ‘operating profit’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards. IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after January, 1 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. The Company is currently working to identify all impacts that the amendments will have on the primary consolidated financial statements and notes to the consolidated financial statements and will reclassify items on the consolidated statements of earnings into operating, investing and financing categories and will review its aggregation and disaggregation presentation. Certain reclassifications and expected impacts on the Company’s consolidated financial statements identified to date are as follows:

•Within the “Financial expenses, net” line of the consolidated statement of earnings:
–Expense charges related to the sale of receivables program and miscellaneous bank fees recorded in “Bank and other charges” will be classified in the operating category within the consolidated statements of earnings. All other bank fees related to debt facilities will be classified in the financing category.
–“Foreign exchange (gain) loss” related to operating items will be classified in the operating category within the consolidated statements of earnings.
–“Interest expense on financial liabilities recorded at amortized cost”, “Interest accretion on discounted lease obligations” and “Interest accretion on discounted provisions” will be classified in the financing activities within the consolidated statement of earnings.
–Interest income recorded within “Financial expenses, net” will generally be classified in the investing category within the consolidated statements of earnings.

•Interest received and interest paid will be classified in the investing activities and financing activities, respectively, on the consolidated statement of cash flows.

•New disclosure will be added: (a) management-defined performance measures; (b) specified expense by nature for expenses that are presented by function in the operating category of the consolidated statement of earnings; and (c) a reconciliation for each line item in the consolidated statement of earnings between the restated amounts presented by applying IFRS 18 and the amounts previously presented under IAS 1.

13.0 INTERNAL CONTROL OVER FINANCIAL REPORTING

Changes in internal controls and procedures
There have been no changes in the Company’s internal control over financial reporting that occurred during the period beginning on June 29, 2026 and ended on September 27, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. As disclosed in our 2025 Annual MD&A, we have limited the scope of our evaluation of internal controls over financial reporting (ICFR) to exclude controls over financial reporting of Hanes, a subsidiary acquired by the Company in connection with an acquisition consummated on December 1, 2025. In addition, we have also limited the scope of our evaluation of disclosure controls and procedures (DC&P) to exclude disclosure controls and procedures of Hanes. The net sales originating from the financial records of Hanes which were included in the condensed interim consolidated results of the Company for the three and nine months period ended September 27, 2026 represented approximately 40% and 43% respectively of total net sales. Hanes accounted for approximately $1,769 million of current assets, $3,589 million of non-current assets, $816 million of current liabilities, and $1,674 million of non-current liabilities, in the Company's condensed interim consolidated statement of financial position as at September 27, 2026.

QUARTERLY REPORT - Q3 2026 P.36

MANAGEMENT'S DISCUSSION AND ANALYSIS
14.0 RISKS AND UNCERTAINTIES

In note 28 of our 2025 audited annual consolidated financial statements we describe certain risks related to financial instruments and in our 2025 Annual MD&A under the section “Risks and uncertainties”, we describe the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows, or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows, or business. The risks described in our 2025 Annual MD&A include:

•Our ability to implement our growth strategies and plans
•Our ability to compete effectively
•Our ability to integrate acquisitions
•We may be negatively impacted by changes in general economic and financial conditions
•We rely on a small number of significant customers
•Our customers do not commit to purchase minimum quantities
•Our ability to anticipate, identify, or react to changes in consumer preferences and trends
•Our ability to manage production and inventory levels effectively in relation to changes in customer demand
•We may be negatively impacted by fluctuations and volatility in the price of raw materials used to manufacture our products
•We rely on key suppliers
•The success of our marketing, promotional, and innovation programs
•The Company's level of indebtedness could have a variety of consequences on the Company's business and operations
•We may be negatively impacted by climate, political, social, and economic risks, natural disasters, pandemics, and endemics in the countries in which we operate or from which we source production
•Compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions
•We rely on certain international trade (including multilateral and bilateral) agreements and preference programs and are subject to evolving international trade regulations
•Factors or circumstances that could increase our effective income tax rate
•Compliance with environmental and health and safety regulations
•Global climate change could have an adverse impact on our business
•Compliance with product safety regulations
•We may be negatively impacted by changes in our relationship with our employees or changes to domestic and foreign employment regulations
•We may experience negative publicity as a result of actual, alleged, or perceived violations of labour laws or international labour standards, unethical labour, and other business practices
•Our ability to protect our intellectual property rights
•Our ability to protect the strength and reputation of our brands
•We rely significantly on our information systems for our business operations
•We may be negatively impacted by data security breaches or data privacy violations
•Rapid developments in artificial intelligence (AI) could adversely impact our business
•We depend on key management and our ability to attract and/or retain key personnel

In late February 2026, the United States and Israel launched military operations against Iran, resulting in an armed conflict that has caused significant disruption to the Middle East region as well as the global energy markets and international shipping, including the closure of the Strait of Hormuz. Such disruptions have caused increased global uncertainty, significant disruptions in global energy markets and inflationary conditions arising from elevated energy costs. The ongoing energy markets situation may cause important disruptions to our operations, including in Bangladesh, given their reliance on imported fuels, particularly diesel and natural gas. Disruptions in the global energy markets could cause shortages of diesel and natural gas, outages or shutdowns at certain of our facilities or those of our suppliers and customers, extended lead times for delivery of raw materials, as well as, in certain cases, additional costs and production slowdowns, which, in turn, could have a material adverse effect on our financial condition, results of operations, business or cash flows.

QUARTERLY REPORT - Q3 2026 P.37

MANAGEMENT'S DISCUSSION AND ANALYSIS
See section 3.4 “Recent Events” for a discussion on the tariffs imposed by the U.S. administration and related risks and uncertainties.

15.0 DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES AND RELATED RATIOS

We use non-GAAP financial measures, as well as non-GAAP ratios to assess our operating and financial performance, financial condition and leverage, and liquidity. The terms and definitions of the non-GAAP financial measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP financial measures are presented on a consistent basis for all periods presented in this MD&A. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP financial measures and related ratios
In this MD&A we use the following non-GAAP financial measures (on a continuing operations basis): adjusted net earnings, adjusted earnings before income taxes, adjusted income tax expense, adjusted gross profit, adjusted SG&A expenses, adjusted operating income, adjusted EBITDA. We also use the following non-GAAP ratios (on a continuing operations basis): adjusted diluted EPS, adjusted effective income tax rate, adjusted gross margin, adjusted SG&A expenses as a percentage of net sales, and adjusted operating margin. These financial metrics are used to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating and financial performance, and because we believe such measures provide meaningful information on the Company’s operating and financial performance and financial condition. Excluding these items does not imply they are non-recurring. Free cash flow is a non-GAAP financial measure that is presented including both continuing and discontinued operations, as this best represents the measure of the Company's ability to pay off incurred debt to manage its capital structure. We also use non-GAAP financial measures which include both total debt and net debt (including assets and liabilities held for sale), net debt leverage ratio (including assets and liabilities held for sale and both continuing and discontinued operations), as well as working capital excluding assets and liabilities held for sale.

Certain adjustments to non-GAAP measures
As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's operating and financial results and could potentially distort the analysis of trends in its business performance. The non-GAAP financial measures referred to in this MD&A are presented for continuing operations (unless otherwise noted) and therefore exclude the results from discontinued operations. Discontinued operations include the results from Champion Japan and HAA operations, which have been classified as held for sale and reported as discontinued operations as of December 1, 2025, the date of closing of the HanesBrands acquisition. The classification of HAA as held for sale has no impact on the comparative periods and financial measures previously reported by the Company since the acquisition of HanesBrands was completed in the fourth quarter of 2025 and results from the HanesBrands operations (including HAA) were therefore not included in the Company's results in respect of prior financial years or interim periods. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

QUARTERLY REPORT - Q3 2026 P.38

MANAGEMENT'S DISCUSSION AND ANALYSIS
Restructuring and acquisition-related costs
Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations and sale of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs are included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted earnings before income taxes, adjusted diluted EPS, and adjusted EBITDA. For the three months and nine months ended September 27, 2026, restructuring and acquisition-related costs of $31.6 million and $182.6 million, respectively, (2025 - $19.2 million and $32.3 million) were recognized. Subsection 5.4.4 entitled “Restructuring and acquisition-related costs” in this MD&A contains a detailed discussion of these costs.
Inventory fair value step-up cost recorded as part of the Hanes business acquisition
In accordance with IFRS 3 Business Combinations, acquired inventory must be recognized and measured at its acquisition-date fair value. This fair value measurement for work in progress and finished goods inventory (based on estimated selling prices in the ordinary course of business, minus the sum of the costs completion of production of the inventory, selling and a reasonable profit margin for the completion and selling effort) resulted in an increase to Hanes’ historical carrying amount of inventory recognized in the purchase price allocation. Such amounts are subsequently recognized as an increase to cost of goods sold in the months following the acquisition as the related inventory is sold. The inventory step-up of $236.9 million has been fully expensed, with $35.4 million recognized in 2025 and the remaining $201.6 million recognized during the first nine months of 2026 ($9.6 million during the three months ended September 27, 2026). The impact of this step-up cost was included as an adjustment in arriving at adjusted gross profit, adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted income tax expense, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.
Costs relating to proxy contest and leadership changes and related matters
In fiscal 2024, the Company incurred significant expenses in connection with a proxy contest and related leadership changes. The Company continues to incur advisory fees on shareholder matters in connection with these events. Please refer to section 16.0 Definition and reconciliation of non-GAAP financial measures and related ratios in our 2025 Annual MD&A for additional information.
The total costs relating to these non-recurring events (“Costs relating to proxy contest and leadership changes and related matters”) amounted to $1.3 million and $2.9 million for the three months and nine months ended September 27, 2026 (2025 - $0.2 million and $2.2 million), respectively, as itemized in the table below with corresponding footnotes. Such costs are included in selling, general and administrative expenses. The impact of the below charges is included as adjustments in arriving at adjusted SG&A expenses, adjusted SG&A expenses as a percentage of net sales, adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

	Three months ended		Nine months ended
(in $ millions)	Sep 27, 2026	Sep 28, 2025	Sep 27, 2026	Sep 28, 2025

Advisory fees on shareholder matters(1)	1.3	0.4	2.9	2.1
Incremental costs relating to the Previous Board and Refreshed Board(2)	—	—	—	0.1
Special retention awards, net of jobs credit(3)	—	(0.2)	—	—
Costs relating to proxy contest and leadership changes and related matters	1.3	0.2	2.9	2.2
(1) Relates to advisory, legal and other expenses for the proxy contest and related shareholder matters.
(2) The Company incurred nil for both the three and nine months ended September 27, 2026 (2025 - nil and $0.1 million, respectively), of incremental costs relating to the Previous Board and Refreshed Board. The 2025 charge related to the increase in the value of unpaid deferred share units (DSUs).
(3) Stock-based compensation expenses relating to special retention awards, net of jobs credit, were nil for both the three and nine months ended September 27, 2026 (2025 $0.2 million and nil, respectively).

QUARTERLY REPORT - Q3 2026 P.39

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted net earnings and adjusted diluted EPS from continuing operations
Adjusted net earnings from continuing operations are calculated as net earnings from continuing operations before restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters, bridge facility commitment fees, inventory fair value step-up cost recorded as part of the Hanes business acquisition, net interest incurred on bond issuance previous to Hanes transaction close, gain on debt redemption, net of debt breakage fee and income tax expense or recovery relating to these items. Adjusted net earnings from continuing operations also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate, and income tax recoveries relating to foreign income tax credits on acquisition-related actions. Adjusted diluted EPS from continuing operations is calculated as adjusted net earnings from continuing operations divided by the diluted weighted average number of common shares outstanding for the period. The Company uses adjusted net earnings from continuing operations and adjusted diluted EPS from continuing operations to measure its net earnings from continuing operations performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings from continuing operations and adjusted diluted EPS from continuing operations are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Nine months ended
(in $ millions, except per share amounts)	Sep 27, 2026	Sep 28, 2025	Sep 27, 2026	Sep 28, 2025

Net earnings from continuing operations	253.1	120.2	288.5	342.8
Adjustments for:
Restructuring and acquisition-related costs	31.6	19.2	182.6	32.3
Bridge facility commitment fees	—	9.3	—	9.3
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	9.6	—	201.6	—
Costs relating to proxy contest and leadership changes and related matters	1.3	0.2	2.9	2.2
Income tax recovery relating to the above-noted adjustments	(10.5)	(0.2)	(72.3)	(2.1)
Adjusted net earnings from continuing operations	285.1	148.7	603.3	384.5

Basic EPS from continuing operations	1.37	0.81	1.56	2.28
Diluted EPS from continuing operations	1.37	0.80	1.56	2.27
Adjusted diluted EPS from continuing operations(2)	1.54	1.00	3.26	2.55
(1) This is a non-GAAP ratio. It is calculated as adjusted net earnings from continuing operations divided by the diluted weighted average number of common shares outstanding.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2026 P.40

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted earnings before income taxes, adjusted income tax expense, and adjusted effective income tax rate
Adjusted effective income tax rate is defined as adjusted income tax expense divided by adjusted earnings from continuing operations before income taxes. Adjusted earnings before income taxes excludes discontinued operations, restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters, bridge facility commitment fees, inventory fair value step-up cost recorded as part of the Hanes business acquisition, net interest incurred on bond issuance previous to Hanes transaction close, and gain on debt redemption, net of breakage fee. Adjusted income tax expense (which excludes discontinued operations) is defined as income tax expense excluding tax rate changes resulting in the revaluation of deferred income tax assets and liabilities, income taxes relating to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, income tax expense relating to restructuring charges and other pretax adjustments noted above, and income tax recoveries relating to foreign income tax credits on acquisition-related actions. The Company excludes these adjustments because they affect the comparability of its effective income tax rate. The Company believes the adjusted effective income tax rate provides a clearer understanding of our normalized effective tax rate and financial performance for the current period and for purposes of developing its annual financial budgets. The Company believes that adjusted effective income tax rate is useful to investors in assessing the Company's future effective income tax rate as it identifies certain pre-tax expenses and gains and income tax charges and recoveries which are not expected to recur on a regular basis (in particular, non-recurring costs such as proxy contest and leadership changes and related matters incurred in the Company’s Canadian legal entity which do not result in tax recoveries, and tax rate changes resulting in the revaluation of deferred income tax assets and liabilities).

	Three months ended		Nine months ended
(in $ millions, or otherwise indicated)	Sep 27, 2026	Sep 28, 2025	Sep 27, 2026	Sep 28, 2025

Earnings from continuing operations before income taxes	292.5	148.4	331.1	415.7
Adjustments for:
Restructuring and acquisition-related costs	31.6	19.2	182.6	32.3
Bridge facility commitment fees	—	9.3	—	9.3
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	9.6	—	201.6	—
Costs relating to proxy contest and leadership changes and related matters	1.3	0.2	2.9	2.2
Adjusted earnings before income taxes	335.0	177.1	718.2	459.5

Income tax expense	39.4	28.2	42.7	72.9
Adjustments for:
Income tax recovery relating to restructuring charges and other adjustments	10.5	0.2	72.3	2.1
Adjusted income tax expense	49.9	28.4	115.0	75.0
Average effective income tax rate(1)	13.5%	19.0%	12.9%	17.5%
Adjusted effective income tax rate(2)	14.9%	16.0%	16.0%	16.3%
(1) Average effective income tax rate is calculated as income tax expense divided by earnings before income taxes.
(2) This is a non-GAAP ratio. It is calculated as adjusted income tax expense divided by adjusted earnings before income taxes.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2026 P.41

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted gross profit and adjusted gross margin
Adjusted gross profit (which excludes discontinued operations) is calculated as gross profit excluding the impact of a new adjustment incurred as a result of the inventory fair value step-up recorded in the Hanes business acquisition. Adjusted gross profit also excludes the impact of net insurance gains and the impact of the Company's strategic product line initiatives, as applicable. In accordance with IFRS 3 Business Combinations, acquired inventory must be recognized and measured at its acquisition-date fair value. This fair value measurement for work in progress and finished goods inventory (based on estimated selling prices in the ordinary course of business, minus the sum of the costs of completion production of the inventory, selling and a reasonable profit margin for the completion and selling effort) resulted in an increase to Hanes’ historical carrying amount of inventory recognized in the purchase price allocation. Such amounts are subsequently recognized as an increase to cost of goods sold in the months following the acquisition as the related inventory is sold. The inventory step-up has been fully expensed as the inventory has completely turned over. As a result, this adjustment is not expected to recur in the future. The adjusted gross margin therefore reflects the cost of sales impact of historical cost of Hanes inventory in its books that has been sold in the current period. The Company believes this adjustment enhances comparability by removing the one-time impact of purchase accounting on gross margin, providing investors with a view of performance on a consistent basis with prior periods as the inventory step-up is not indicative of ongoing operations. Adjusted gross margin is calculated as adjusted gross profit divided by net sales. The Company uses adjusted gross profit and adjusted gross margin to measure its performance from one period to the next, without the variation caused by the impacts of the inventory fair value step-up recorded in connection with the Hanes business acquisition described above. The Company excludes such item because it affects the comparability of its financial results and could potentially distort the analysis of trends in its business performance. The Company also believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labour and materials for manufacturing goods to our customers that could otherwise be masked by the impact of net insurance gains in prior years. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Nine months ended
(in $ millions, or otherwise indicated)	Sep 27, 2026	Sep 28, 2025	Sep 27, 2026	Sep 28, 2025

Gross profit	625.0	306.6	1,363.1	817.9
Adjustments for:
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	9.6	—	201.6	—
Adjusted gross profit	634.6	306.6	1,564.7	817.9
Gross margin	42.6%	33.7%	32.3%	32.2%
Adjusted gross margin(1)	43.3%	33.7%	37.1%	32.2%
(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2026 P.42

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales
Adjusted SG&A expenses (which excludes discontinued operations) are calculated as selling, general and administrative expenses excluding the impact of costs relating to proxy contest and leadership changes and related matters. The Company uses adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales (which excludes discontinued operations) to measure its performance from one period to the next, without the variation caused by the impact of the items described above. Excluding these items does not imply they are non-recurring. The Company believes adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales are useful to investors because they help identify underlying trends in our business that could otherwise be masked by costs relating to the proxy contest and leadership changes and related matters, which the Company believes are unusual and non-recurring in nature. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Nine months ended
(in $ millions, or otherwise indicated)	Sep 27, 2026	Sep 28, 2025	Sep 27, 2026	Sep 28, 2025

SG&A expenses	239.7	95.3	652.2	264.3
Adjustments for:
Costs relating to proxy contest and leadership changes and related matters	(1.3)	(0.2)	(2.9)	(2.2)
Adjusted SG&A expenses	238.4	95.1	649.3	262.1
SG&A expenses as a percentage of net sales	16.3%	10.5%	15.5%	10.4%
Adjusted SG&A expenses as a percentage of net sales(1)	16.3%	10.4%	15.4%	10.3%
(1) This is a non-GAAP ratio. It is calculated as adjusted SG&A expenses divided by net sales.

QUARTERLY REPORT - Q3 2026 P.43

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted operating income and adjusted operating margin
Adjusted operating income (which excludes discontinued operations) is calculated as operating income before restructuring and acquisition-related costs, and excludes impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters and inventory fair value step-up cost recorded as part of the Hanes business acquisition. Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its operating results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of the items noted above that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Nine months ended
(in $ millions, or otherwise indicated)	Sep 27, 2026	Sep 28, 2025	Sep 27, 2026	Sep 28, 2025

Operating income	353.7	192.1	528.3	521.2
Adjustments for:
Restructuring and acquisition-related costs	31.6	19.2	182.6	32.3
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	9.6	—	201.6	—
Costs relating to proxy contest and leadership changes and related matters	1.3	0.2	2.9	2.2
Adjusted operating income	396.2	211.5	915.4	555.7
Operating margin	24.1%	21.1%	12.5%	20.5%
Adjusted operating margin(2)	27.0%	23.2%	21.7%	21.9%
(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2026 P.44

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted EBITDA
Adjusted EBITDA (which excludes discontinued operations) is calculated as net earnings from continuing operations before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters and inventory fair value step-up cost recorded as part of the Hanes business acquisition. Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a Company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Nine months ended
(in $ millions, or otherwise indicated)	Sep 27, 2026	Sep 28, 2025	Sep 27, 2026	Sep 28, 2025

Net earnings from continuing operations	253.1	120.2	288.5	342.8
Restructuring and acquisition-related costs	31.6	19.2	182.6	32.3
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	9.6	—	201.6	—
Costs relating to proxy contest and leadership changes and related matters	1.3	0.2	2.9	2.2
Depreciation and amortization	56.4	37.1	179.0	105.1
Financial expenses, net	61.1	43.7	197.2	105.6
Income tax expense	39.4	28.2	42.7	72.9
Adjusted EBITDA	452.5	248.6	1,094.5	660.9
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2026 P.45

MANAGEMENT'S DISCUSSION AND ANALYSIS
Free cash flow
Free cash flow is defined as cash flow from operating activities, less cash flow used in investing activities for continuing and discontinued operations, excluding cash flows relating to business acquisitions/dispositions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. The net proceeds received from the closing of the sale of HAA on October 26, 2026 are required to be applied to the New Term Loan Facilities in accordance with their terms.

	Three months ended		Nine months ended
(in $ millions)	Sep 27, 2026	Sep 28, 2025	Sep 27, 2026	Sep 28, 2025

Cash flows from operating activities	632.7	223.9	700.6	269.9
Cash flows used in investing activities	(27.0)	(23.5)	(100.3)	(81.0)
Adjustment for:
Cash flows related to business dispositions	—	—	21.9	—
Free cash flow(1)	605.7	200.4	622.2	188.9
(1) The cash flows related to discontinued operations have not been segregated. Accordingly, the cash flows provided include the results of continuing and discontinued operations
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), foreign currency component of derivative financial instruments related to the cross-currency swap’s notional amount, and lease obligations (including any current portion and including lease obligations included in liabilities held for sale), and net debt is calculated as total debt net of cash and cash equivalents (including cash and cash equivalents included in assets held for sale). The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Sep 27, 2026	Dec 28, 2025

Long-term debt (including current portion)	3,980.8	4,313.7
Bank indebtedness	—	—
Foreign currency component of derivative financial instrument on Canadian Senior unsecured notes	(3.9)	(37.4)
Lease obligations (including current portion)	309.0	314.5
Lease obligations (including current portion) included in liabilities held for sale	109.4	121.3
Total debt	4,395.3	4,712.1
Cash and cash equivalents	(249.9)	(284.5)
Cash and cash equivalents included in assets held for sale	(10.0)	(10.5)
Net debt	4,135.4	4,417.1
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2026 P.46

MANAGEMENT'S DISCUSSION AND ANALYSIS
Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to proforma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The proforma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period, including from continuing and discontinued operations. The Company has currently set a net debt leverage ratio target framework of 1.5 to 2.5 times proforma adjusted EBITDA for the trailing twelve months. The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy (including debt repayments), and business acquisitions and divestitures. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including its ability to pay off incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Sep 27, 2026	Dec 28, 2025

Adjusted EBITDA for the trailing twelve months (excluding discontinued operations)	1,359.6	926.3
Adjustment for:
Business acquisitions(2)	163.4	564.8
Proforma adjusted EBITDA for the trailing twelve months	1,523.0	1,491.1
Long-term debt (including current portion)	3,980.8	4,313.7
Net debt	4,135.4	4,417.1
Net debt leverage ratio(1)	2.7	3.0
(1) The Company's total net debt to EBITDA ratio for purposes of its term loans and revolving facility was 2.9x as at September 27, 2026 (3.1x at December 28, 2025).
(2) Includes the adjusted EBITDA of Hanes for the period beginning September 29, 2025 and ending November 30, 2025 (including HAA), and the adjusted EBITDA of the HAA business (which was classified as discontinued operations as at the date of acquisition) for the period beginning on December 1, 2025 and ending on September 27, 2026, excluding the impact of the impairment loss of $153.0 million on the assets held for sale of HAA to write them down to their estimated fair value less costs to sell. The adjusted EBITDA of Hanes and of HAA varies from the definition of the Company’s adjusted EBITDA as presented in this MD&A in certain respects. The adjusted EBITDA of Hanes (including HAA) was calculated using EBITDA previously reported by Hanes (excluding adjustments made by HanesBrands to align the presentation in its public filings with the definition used in its then credit agreement), and is adjusted to comply with IFRS and Gildan's accounting policies, and includes on a proforma basis the impact of the purchase price allocation for the acquisition of HanesBrands, including fair value adjustments determined provisionally and the impact of reduced compensation and director fees from post-acquisition severance.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2026 P.47

MANAGEMENT'S DISCUSSION AND ANALYSIS
Working capital
Working capital is a non-GAAP financial measure and is defined as current assets less current liabilities, excluding assets and liabilities held for sale. Management believes that working capital, in addition to other conventional financial measures prepared in accordance with IFRS, provides information that is helpful to understand the financial condition of the Company. The objective of using working capital is to present readers with a view of the Company from management’s perspective by interpreting the material trends and activities that affect the short-term liquidity and financial position of the Company, including its ability to discharge its short-term liabilities as they come due. This measure is not comparable to similarly titled measures used by other public companies.

(in $ millions)	Sep 27, 2026	Dec 28, 2025

Cash and cash equivalents	249.9	284.5
Trade accounts receivable	1,004.9	955.7
Income taxes receivable	3.1	—
Inventories	2,068.3	2,370.2
Prepaid expenses, deposits and other current assets	215.6	140.3
Accounts payable and accrued liabilities	(1,156.3)	(1,264.2)
Income tax payable	—	(80.8)
Current portion of lease obligations	(55.4)	(59.8)
Current portion of long-term debt	(390.6)	(450.0)
Total working capital	1,939.5	1,895.9
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.
QUARTERLY REPORT - Q3 2026 P.48